SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 27 April 2005

* Print the name and title of the signing officer under his signature.

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

Consolidated Financial Report Dividend Announcement and Appendix 4D

Half Year 31 March 2005

This Financial Report on the consolidated Group constitutes the Appendix 4D required by the Australian Stock Exchange, and should be read in conjunction with the September 2004 Annual and Financial Reports and is lodged with the Australian Stock Exchange under listing rule 4.2A

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN 11 005 357 522

CONSOLIDATED FINANCIAL REPORT, DIVIDEND ANNOUNCEMENT and APPENDIX 4D

Half year ended 31 March 2005

CONTENTS

FINANCIAL HIGHLIGHTS
Net Profit
Significant items and NBNZ incremental integration costs in the profit and loss
Profit excluding significant items and NBNZ incremental integration costs in the profit and loss
Earnings per share
Net profit by business unit
Net profit by geography
Statement of Financial Position
Financial Ratios

RESULTS COMMENTARY
March 2005 half year compared to September 2004 half year
March 2005 half year compared to March 2004 half year
Significant items and NBNZ incremental integration costs
Income and expenses
Earnings per share
Dividends
EVA Reconciliation
Credit Risk
Market Risk
Statement of Financial Position
Capital Management
National Bank of New Zealand - Integration
Impact of NBNZ on March 2004 results
Critical Accounting Policies

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

FOUR YEAR SUMMARY BY HALF YEAR

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

DIRECTORS’ DECLARATION

AUDITORS’ REVIEW REPORT AND INDEPENDENCE DECLARATION

DEFINITIONS

ALPHABETICAL INDEX

All amounts are in Australian dollars unless otherwise stated.  The information on which this announcement is based has been reviewed by the Group’s auditors, KPMG.  The Company has a formally constituted Audit Committee of the Board of Directors.  This report was approved by resolution of a Committee of the Board of Directors on 26 April, 2005.

When used in this Results Announcement the words “estimate”, “project”, “intend”, “anticipate”, “believe”, “expect”, “should” and similar expressions, as they relate to the ANZ Group and its management, are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Such statements constitute “forward-looking statements” for the purposes of the United States Private Securities Litigation Reform Act of 1995.  The ANZ Group does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FINANCIAL HIGHLIGHTS

Net Profit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	2,853	2,745	2,509	4%	14%
Other operating income	1,704	1,708	1,683	0%	1%
Operating income	4,557	4,453	4,192	2%	9%
Operating expenses	(2,200)	(2,124)	(1,902)	4%	16%
Profit before debt provision	2,357	2,329	2,290	1%	3%
Provision for doubtful debts	(284)	(319)	(313)	-11%	-9%
Profit before income tax	2,073	2,010	1,977	3%	5%
Income tax expense	(597)	(590)	(578)	1%	3%
Outside equity interests	(1)	(1)	(3)	0%	-67%
Net profit attributable to shareholders of the Company	1,475	1,419	1,396	4%	6%

Significant items(1) and NBNZ incremental integration costs(2) in the profit and loss

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Significant items
TrUEPrS
Swap income	—	—	110	n/a	-100%
Interest	—	—	2	n/a	-100%
Income tax expense	—	—	(28)	n/a	-100%
Cash dividends(3)	—	—	—	n/a	n/a
Gain on finalising INGA completion accounts after tax(1),(4)	—	14	—	-100%	n/a
Total significant items	—	14	84	-100%	-100%
NBNZ incremental integration costs after tax(2),(5)	(17)	(14)	—	21%	n/a
	(17)	—	84	n/a	large

Profit excluding significant items(1) and NBNZ incremental integration costs(2) in the profit and loss

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	2,853	2,745	2,507	4%	14%
Other operating income	1,704	1,694	1,573	1%	8%
Operating income	4,557	4,439	4,080	3%	12%
Operating expenses	(2,175)	(2,103)	(1,902)	3%	14%
Profit before debt provision	2,382	2,336	2,178	2%	9%
Provision for doubtful debts	(284)	(319)	(313)	-11%	-9%
Profit before income tax	2,098	2,017	1,865	4%	12%
Income tax expense	(605)	(597)	(550)	1%	10%
Outside equity interests	(1)	(1)	(3)	0%	-67%
Net profit excluding significant items and NBNZ incremental integration costs	1,492	1,419	1,312	5%	14%

(1)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts as significant items.  In the March 2004 half $84 million net profit after tax arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(2)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration (refer page 12)

(3)          Dividends on TrUEPrS preference shares treated as significant items (Mar 2005: $nil; Sep 2004: $1 million; Mar 2004: $35 million) do not impact net profit, but do impact earnings per share

(4)          Tax on gain on INGA completion accounts: $nil

(5)          Tax on incremental NBNZ integration costs: $8 million (Sep 2004: $7 million)

Earnings per share(3)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Earnings per ordinary share (cents)
Earnings per ordinary share (basic)	78.8	76.4	76.8	3%	3%
Earnings per ordinary share (diluted)	76.9	74.4	75.3	3%	2%
Earnings per ordinary share (basic) excluding significant items(1) and NBNZ incremental integration costs(2)	79.8	76.4	74.0	4%	8%
Earnings per ordinary share (basic) excluding significant items(1) and NBNZ incremental integration costs(2) and goodwill amortisation	85.9	82.1	78.9	5%	9%

(1)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items.  In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(2)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(3)          Refer page 69 for details of calculation

Net profit by business unit

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	442	417	384	6%	15%
Institutional	455	436	427	4%	7%
New Zealand Businesses	306	291	219	5%	40%
Corporate Australia	182	172	164	6%	11%
Esanda and UDC	77	74	69	4%	12%
Asia Pacific	48	60	51	-20%	-6%
ING Australia	63	61	47	3%	34%
Group Centre(1)	(81)	(92)	(49)	-12%	65%
Net profit (excl significant items(2) and NBNZ incremental integration costs(3)	1,492	1,419	1,312	5%	14%
Significant items(2) and NBNZ incremental integration costs(3)	(17)	—	84	n/a	large
Net profit	1,475	1,419	1,396	4%	6%

Net profit by geography

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Australia(2)	1,051	970	916	8%	15%
New Zealand(3)	286	282	227	1%	26%
Asia Pacific	84	99	92	-15%	-9%
Other	71	68	77	4%	-8%
Net profit excluding significant items(2) and NBNZ incremental integration costs(3)	1,492	1,419	1,312	5%	14%
Significant items(2) and NBNZ incremental integration costs(3)	(17)	—	84	n/a	large
Net profit	1,475	1,419	1,396	4%	6%

(1)          Group Centre includes the operations of Treasury

(2)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts as significant items.  In the March 2004 half $84 million net profit after tax arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(3)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

Statement of Financial Position

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Assets
Liquid assets	8,855	6,363	5,732	39%	54%
Due from other financial institutions	6,428	4,781	7,093	34%	-9%
Trading and investment securities	12,853	13,224	13,062	-3%	-2%
Net loans and advances including acceptances	231,480	217,428	202,216	6%	14%
Other	18,233	17,549	19,185	4%	-5%
Total assets	277,849	259,345	247,288	7%	12%
Liabilities
Due to other financial institutions	10,056	7,349	7,143	37%	41%
Deposits and other borrowings	180,410	168,557	163,208	7%	11%
Liability for acceptances	12,922	12,466	13,358	4%	-3%
Bonds and notes	32,321	27,602	21,245	17%	52%
Other	23,132	25,446	25,586	-9%	-10%
Total liabilities	258,841	241,420	230,540	7%	12%
Total shareholders’ equity	19,008	17,925	16,748	6%	13%

Net loans and advances including acceptances by business unit

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%

Personal Banking Australia	97,807	91,183	84,886	7%	15%
Institutional	46,697	42,525	40,906	10%	14%
New Zealand Businesses	51,996	49,892	44,489	4%	17%
Corporate Australia	19,318	18,450	17,215	5%	12%
Esanda and UDC	13,813	13,588	13,043	2%	6%
Asia Pacific	1,644	1,557	1,373	6%	20%
Other	205	233	304	-12%	-33%
Net advances	231,480	217,428	202,216	6%	14%

Financial Ratios

	Half	Half	Half
	year	year	year
	Mar 05	Sep 04	Mar 04
	$M	$M	$M

EVA TM(1)	926	880	870
Profitability ratios
Return on:
Average ordinary shareholders’ equity(2),(3)	17.2%	17.3%	19.1%
Average ordinary shareholders’ equity(2),(3) (excluding significant items(4) and NBNZ incremental integration costs(5))	17.4%	17.3%	18.4%
Average ordinary shareholders’ equity(2),(3) (excluding goodwill amortisation, notional goodwill, significant items(4) and NBNZ incremental integration costs(5))	18.7%	18.6%	19.6%
Average assets	1.10%	1.11%	1.21%
Average risk weighted assets	1.46%	1.48%	1.60%
Total income(3)	14.4%	14.9%	16.2%
Net interest average margin	2.40%	2.45%	2.53%
Profit per average FTE ($)	50,426	49,844	53,226
Efficiency ratios(6)
Operating expenses to operating income (excluding significant items(4) and NBNZ incremental integration costs(5))	45.8%	45.5%	45.1%
Operating expenses to operating income	46.3%	45.8%	43.9%
Operating expenses (excluding significant items(4) and NBNZ incremental integration costs(5)) to average assets	1.55%	1.58%	1.60%
Operating expenses to average assets	1.57%	1.59%	1.60%
Debt provisioning
Economic loss provisioning ($M)	284	319	313
Net specific provisions ($M)	151	247	196
Ordinary share dividends (cents)
Interim - 100% franked (Mar 04: 100% franked)	51	n/a	47
Final - 100% franked (Sep 04: 100% franked)	n/a	54	n/a
Ordinary share dividend payout ratio(7)	64.7%	71.0%	63.8%
Ordinary share dividend payout ratio(7) excluding goodwill, significant items(4) and NBNZ incremental integration costs(5)	59.4%	66.0%	62.1%
Preference share dividend
Dividend paid ($M)	38	34	64

(1)          EVATM refers to Economic Value Added, a measure of shareholder value.  See page 20 for a reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(2)          Average ordinary shareholders’ equity excludes outside equity interests

(3)          Excludes preference share dividend

(4)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items.  In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(5)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(6)          Excludes goodwill amortisation

(7)          Dividend payout ratio is calculated using the proposed dividend as at 31 March 2005 and the 30 September 2004 and 31 March 2004 dividends

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
				%	%
Net Assets
Net tangible assets(1) per ordinary share ($)	7.69	7.51	6.94	2%	11%
Net tangible assets(1) attributable to ordinary shareholders ($M)	14,014	13,651	12,542	3%	12%
Total number of ordinary shares (M)	1,822.7	1,818.4	1,808.2	0%	1%

Capital adequacy ratio (%)
Tier 1	7.0%	6.9%	7.0%
Tier 2	3.6%	4.0%	3.7%
Total capital ratio	10.3%	10.4%	10.2%
Adjusted common equity ratio(2)	5.1%	5.1%	5.2%

Impaired assets
General provision ($M)	2,080	1,992	1,828	4%	14%
General provision as a % of risk weighted assets	0.99%	1.01%	0.98%
Gross non-accrual loans ($M)	640	829	931	-23%	-31%
Specific provisions on non-accrual loans(3) ($M)	(314)	(378)	(414)	-17%	-24%
Net non-accrual loans	326	451	517	-28%	-37%
Specific provision(3) as a % of total non-accrual loans	49.1%	45.6%	44.5%
Gross non-accrual loans as % of net advances	0.28%	0.38%	0.46%
Net non-accrual loans as a % of net advances	0.14%	0.21%	0.26%
Net non-accrual loans as a % of shareholders’ equity(4)	1.7%	2.5%	3.1%

Other information
Full time equivalent staff (FTE’s)	29,832	28,755	27,971	4%	7%
Assets per FTE ($M)	9.3	9.0	8.8	3%	6%
Market capitalisation of ordinary shares ($M)	37,584	34,586	34,284	9%	10%

(1)          Equals Shareholders’ equity less preference share capital, outside equity interest and unamortised goodwill

(2)          Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital.  This measure is commonly used to assess the adequacy of common equity held.  See page 26 for a reconciliation to Tier 1 capital

(3)          Excludes specific provision on unproductive facilities

(4)          Includes outside equity interest

This page has been left blank intentionally

RESULTS COMMENTARY

March 2005 half year compared to September 2004 half year

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $1,475 million for the half year ended 31 March 2005, an increase of 4% over the September 2004 half year.  After excluding the significant items and National Bank of New Zealand (NBNZ) incremental integration costs referred to on page 12, profit increased 5% to $1,492 million.

Earnings per share

Basic earnings per share (EPS) increased 3.1% (2.4 cents) to 78.8 cents, whilst EPS excluding significant items and NBNZ incremental integration costs and goodwill amortisation increased 4.6% (3.8 cents) to 85.9 cents as a result of:

•      Profit growth (+4.1 cents).

•      The issuance of shares under the dividend reinvestment and bonus option plans and employee share option schemes net of shares bought back (-0.3 cents).

Profit growth

Profit in Australia increased 7% with pleasing growth in Personal Banking Australia (6%), Corporate Australia (6%), Esanda (11%), the Australian component of Institutional (4%) and a lower charge for doubtful debts.  Profit in New Zealand was flat including a 3% appreciation in the average NZD exchange rate.  Growth in the New Zealand Retail, Corporate and Rural businesses was offset by reduced profit in UDC and the New Zealand Institutional businesses and higher capital funding costs.  Profit in Asia Pacific reduced 15% reflecting the cost of building partner relationships in Asia and lower Treasury earnings in Singapore.

Profit drivers

Significant influences on the result include:

•      Net interest increased by 4% with 6% lending growth, particularly in Mortgages (7%), and deposit growth in Personal Banking Australia (4%) and Corporate Australia (6%).  Volume growth was offset by a 5 basis point decline in margin.  The investment of the proceeds from the December 2004 Euro hybrid issue increased net interest by $7 million ($5 million after tax) but is EPS neutral.

•      Other income was flat with volume driven growth in fees, higher foreign exchange income and increased private equity earnings offset by fee discounting in Institutional Banking and New Zealand Mortgages, the impact of the sale of the London headquartered project finance business and reduced profit on trading securities with a higher proportion of profit booked as interest.

•      Operating expenses increased 4% driven by a 4% increase in staff numbers with investment in growth initiatives, an increasing compliance spend and increased non-lending losses.

•      Income tax expense increased 1%.  The effective tax rate was moderately lower, principally due to higher non-taxable income and employee share issues.

•      The appreciation of the AUD has resulted in a $10 million reduction in the contribution from earnings denominated in foreign currencies (net of a $14 million reduction in profit after tax income on contracts put in place to hedge USD and NZD revenues).

Total assets increased $18.5 billion (7%) to $277.8 billion.  Net advances grew by $14.1 billion (6%) to $231.5 billion with growth in Personal Banking Australia of 7% (principally mortgages), Institutional (10%), Corporate Australia (5%) and New Zealand businesses (4%).

Asset quality

Asset quality continued to improve:

•      Net specific provisions reduced 39% to $151 million with the reduction principally in Institutional.

•      Net non-accrual loans reduced 28% to $326 million with lower levels of new non-accrual loans and the realisation of two large power exposures in the US.

•      The ELP rate reduced 5 basis points driven by the growth in low risk domestic assets, continued de-risking offshore facilitating a reduction in the Group Centre charge (2 basis points) and a revision of loss factors of the former NBNZ businesses following further analysis of loss history.

March 2005 half year compared to March 2004 half year

Australia and New Zealand Banking Group Limited recorded a profit after tax of $1,475 million for the half year ended 31 March 2005, an increase of 6% over the March 2004 half.  Profit excluding significant items and NBNZ incremental integration costs increased 14% to $1,492 million.

Basic earnings per share increased 2.6% (2.0 cents) to 78.8 cents.  Earnings per share excluding significant items and NBNZ incremental integration costs and goodwill amortisation increased 8.9% (7.0 cents) to 85.9 cents.

Profit in Australia increased 5%, or 15% after excluding significant items driven by 15% growth in Personal Banking Australia and Esanda and 11% growth in Corporate Australia.  Profit in New Zealand increased 19%, or 26% after excluding NBNZ incremental integration costs, due largely to the additional two months contribution from the NBNZ which was purchased on 1 December 2003.  Profit in the Asia Pacific geographies reduced 9% and other geographies reduced 8%.

After adjusting the March 2004 half for an additional two months contribution from NBNZ ($38 million, refer page 28), profit excluding significant items and NBNZ incremental integration costs increased 10% driven by the following:

•      Net interest increased by 8% with solid lending growth particularly in Mortgages and deposit growth in Personal Banking Australia and Corporate Australia suppressed by a 11 basis point reduction in margin.

•      Other operating income increased 5% driven by volume growth in fees, growth in private equity earnings and an increased contribution from INGA.

•      Operating expenses increased 8% driven by a 7% increase in staff numbers, largely in the front-line.

Asset quality improved with gross non-accrual loans reducing 31% to $640 million, net specific provisions reducing 23% to $151 million and ELP reducing 8 basis points to 25 basis points driven by growth in low risk domestic assets, continued de-risking offshore facilitating a reduction in the Group Centre charge (2 basis points).

Significant items and NBNZ incremental integration costs

•      Significant items

Significant items in the profit and loss are those items that management believe do not form part of the core business, and as such, should be removed from profit when analysing the core business performance.  The following are considered significant items:

•      INGA completion account profit (September 2004 half year)

In the September 2004 half ANZ finalised the completion accounts on the sale of ANZ funds management and insurance businesses to INGA.  This sale occurred in 2002.  The final settlement of this transaction resulted in a $14 million after tax profit.

•      TrUEPrS (March 2004 half year)

During the March 2004 half, the Group bought back TrUEPrS, a hybrid Tier 1 instrument.  Previously deferred income that was earned on close out of interest rate swaps that had been hedging the TrUEPrS distributions was recognised in profit.  The impact of TrUEPrS, being the release of deferred swap income of $108 million before tax and $2 million other swap income in the March 2004 half year, the periodic and final cash dividends paid to holders of TrUEPrS (Sep 2004: $1 million; Mar 2004: $35 million), and the funding benefit from holding TrUEPrS for part of the March 2004 half year, have been classified as significant items.

•      NBNZ incremental integration costs

Expenditure on the integration of ANZ National Bank includes both the reallocation of existing resources to integration and incremental integration costs.  Incremental costs are those costs that will not recur once integration is complete, and thus do not form part of the core ongoing cost base.  During the March 2005 half $17 million (Sep 2004: $14 million; Mar 2004: $nil) after tax of incremental integration costs were incurred.

Income and expenses

Net Interest

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
				%	%

Net interest income ($M)	2,853	2,745	2,509	4%	14%
Net interest average margin (%)	2.40	2.45	2.53	n/a	n/a
Average interest earning assets ($M)	239,959	225,220	199,086	7%	21%

•      March 2005 half year compared to September 2004 half year

Net interest income at $2,853 million was 4% ($108 million) higher than the September 2004 half year.

Volume

Average net loans and advances grew by $15.3 billion (8%) with growth attributable to Personal Banking Australia ($6.3 billion or 7% with $5.5 billion in Mortgages), Institutional Australia ($3.9 billion or 18%), Corporate Australia ($1.1 billion or 8%) and New Zealand ($4.2 billion or 8%) including exchange rate impacts from a stronger New Zealand dollar ($1.6 billion).  Average net loans and advances reduced by $0.6 billion (6%) in overseas markets as a result of the strategy to reduce higher risk exposures ($0.3 billion) and the exchange rate impact of an appreciating Australian dollar ($0.5 billion).

Average deposits and other borrowings grew $8.2 billion (5%), with growth from Treasury ($3.0 billion) to fund asset growth, Personal Banking Australia ($2.1 billion or 6%), Institutional Australia ($1.2 billion or 7%), and Corporate Australia ($1.0 billion or 6%).  Average deposits and other borrowings increased in New Zealand ($2.6 billion or 5%), resulting from Treasury ($0.8 billion) and exchange rate impacts ($1.5 billion).  Average deposits and other borrowings declined ($2.2 billion or 10%) in overseas markets, resulting from substitution of offshore commercial paper issuance with domestic certificates of deposit, and a $1.3 billion reduction resulting from exchange rate movements.

Margin

Net interest average margin contracted by 5 basis points from the September half:

•      Changes in the funding mix with substitution of wholesale funding for customer deposits reduced margins by 3 basis points.

•      Other changes in the composition of the portfolio negatively impacted the net interest margin by 1 basis point, with the positive impact of declining average liquid asset volumes (1 basis point) offset by growth in lower yielding Mortgage and Institutional assets (1 basis point) and the migration of customers to lower yielding credit cards and New Zealand fixed rate mortgages (1 basis point).

•      Competitive pressures reduced margins by 3 basis points with this impact arising mainly from Mortgages (particularly in New Zealand), Institutional and higher yielding customer deposits.

•      Wholesale rate movements increased the net interest margin by 2 basis points, with a lower basis risk in variable rate mortgages (1 basis point) and increased earnings from the investment of capital and rate insensitive deposits (3 basis points) offset by reduced mismatch earnings and lower Treasury earnings in Singapore (2 basis points).

•      Other items include:

•      increases in retail broker payments (-1 basis point).

•      decreases as a result of reduced earnings from foreign exchange revenue hedging (2 basis points).

•      funding costs associated with unrealised trading gains decreased as a result of movements in the AUD.  This increase (2 basis points) is reflected in the net interest margin, however it is directly offset by an equivalent reduction in trading income.

•      change in Group capital from the Euro hybrid issuance of preference share capital in December 2004 partly offset by the buy-back of ordinary shares during the half increased margins by 1 basis point.

•      March 2005 half year compared to March 2004 half year

Net interest increased $344 million (14%).

Volume

Average net loans and advances grew by $38.1 billion (22%) with growth in Australia attributable to Personal Banking ($13.1 billion or 16% with Mortgages contributing $11.4 billion), Institutional ($5.0 billion) and Corporate Australia ($2.2 billion).  New Zealand’s average net loans and advances increased by $17.3 billion (42%) due mainly to the acquisition of the NBNZ and a $2.2 billion (5%) increase from an appreciation of the New Zealand dollar.  Volumes in overseas markets were flat.

Average deposits and other borrowings increased $26.9 billion (18%), with growth in Australia in Treasury ($6.1 billion) to fund asset growth, Personal Banking ($3.8 billion), Institutional ($2.0 billion) and Corporate Australia ($1.6 billion).  Average deposits and other borrowings increased in New Zealand ($14.8 billion or 38%) following the acquisition of the NBNZ and exchange rate benefits ($2.1 billion or 5%) from an appreciation of the New Zealand dollar.  Average deposits and other borrowings decreased $2.6 billion (12%) in overseas markets as a result of reductions in time deposits and commercial paper in UK and Europe and Americas ($3.1 billion) with minimal impacts from exchange rate movements.

Margin

Net interest average margin contracted by 13 basis points:

•      Higher proportions of lower yielding assets in Mortgages and Institutional reduced the net interest margin (2 basis points).

•      Higher proportions of more expensive wholesale and customer liabilities within the portfolio reduced the net interest margin (4 basis points).

•      Wholesale rate impacts from the funding of variable rate mortgages were unchanged during the half to March 2005 due to a relatively stable short end of the yield curve.

•      Competitive pressures reduced margins by 4 basis points with this impact arising mainly in Mortgages (particularly in New Zealand) and Institutional assets and higher yielding customer deposits.

•      Lower mismatch earnings, from a flatter yield curve and limited investment opportunities in the current interest rate environment and lower Treasury earnings in Singapore impacted margins (6 basis points), with offsetting impacts on the investment of capital and rate insensitive deposits including the investment of the Euro hybrid issue (5 basis points).

•      The acquisition of NBNZ resulted in a 2 basis point decline in the Group’s interest margin.

Other Operating Income

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
Other operating income
Total fee income	1,262	1,260	1,161	0%	9%
Foreign exchange earnings	221	213	198	4%	12%
Profit on trading instruments	40	71	80	-44%	-50%
Other	181	150	134	21%	35%
Total other income excluding significant items	1,704	1,694	1,573	1%	8%
Significant items(1)	—	14	110	-100%	-100%
Total other income	1,704	1,708	1,683	0%	1%

(1)          Refer page 12

•      March 2005 half year compared to September 2004 half year

Other operating income, at $1,704 million, was $4 million lower than the September 2004 half.  Excluding $14 million significant items (refer page 12 for details) and the classification between net interest and other income (refer profit on trading securities below), other operating income increased $29 million (2%).

The following explanations exclude significant items (for explanation of significant items refer to page 12).

•      Fee income was flat.

•      Lending fee income increased $2 million:

•      New Zealand Businesses decreased $6 million (11%) with loan approval fees negatively impacted by the mortgage price war where significant fee discounting was driven by competitors and honour fees reduced with a change in price structure.

•      Personal Banking Australia increased $5 million (6%) with volume related increases in Consumer Finance and increased package registration and honour fees in Banking Products.

•      Non-lending fee income was flat:

•      Institutional decreased $8 million (5%).  Institutional Banking reduced with increased competition in New Zealand leading to volume reductions and reduced pricing.  Trade and Transaction Services reduced largely in trade finance, as a result of weaker USD and narrowing credit spreads, while Corporate and Structured Financing was impacted by the sale of project finance activities in London.

•      Personal Banking Australia increased $7 million (2%) primarily due to an increase in income generated by financial planners and increased income from the sale of general insurance products through the branch network.

•      Esanda and UDC grew $2 million (9%) with an emphasis on generating revenue through the provision of value-added fleet management services.

The impact of movements in exchange rates on fee income was immaterial.

•      Foreign exchange earnings increased $8 million (4%) with an increased number of customers entering into hedging transactions with increased volatility in exchange rates.

•       Profit on trading instruments decreased $31 million

•      Institutional decreased $27 million largely in Markets where a higher proportion ($19 million) of revenue was booked as interest due to lower funding costs associated with unrealised trading gains.  Total income in Markets increased $14 million.

•      Reduced income on the hedge of capital investment earnings in INGA ($5 million) reflected stronger equity markets in 2005.  This is offset in equity accounted income from INGA which is reported in other operating income.

•      Other operating income increased $31 million (21%)

•      Institutional increased $20 million with Corporate and Structuring Financing private equity and infrastructure trust earnings increasing $10 million and Markets making a $10 million gain on sale of Sydney Futures Exchange shares in the March 2005 half.

•      Personal Banking Australia other income increased $6 million reflecting strong performance by E*Trade, Diners Card and our Mortgage LMI business.

•      INGA equity accounted income increased $2 million with increased capital investment earnings, resulting from continued strong equity markets, increased insurance sales through the ANZ network and a favourable insurance claims experience.

•      March 2005 half year compared to March 2004 half year

Other operating income increased $21 million (1%) or $131 million (8%) after excluding significant items (refer page 12), with an additional two months from NBNZ in the March 2005 half contributing $53 million (refer page 28).  The following explanations exclude significant items:

•      Fee income increased $101 million (9%) including $37 million from the additional two months contribution from NBNZ.

•      Lending fee income increased $12 million (2%) due to:

•      The additional two months contribution from NBNZ ($10 million).

•      Institutional decreased $16 million (7%) with a $11 million reduction in Corporate and Structured Financing following the sale of the London headquartered project finance business and a $6 million reduction in Institutional Banking reflecting lower commercial bill fees as a result of increased competition reducing volumes and margins.

•      Corporate Australia increased $6 million (6%) driven by increased lending volumes.

•      Personal increased $3 million (3%) driven by increased lending volumes being partly offset by a competition driven increase in fee discounting in Mortgages.

•      Non-lending fee income increased $89 million (13%):

•      The additional two months contribution from NBNZ was $27 million.

•      Personal Banking Australia increased $35 million (12%), of which $13 million was due to an increase in income generated by financial planners.  Consumer Finance increased $13 million (7%) driven by volume growth.  Banking Products increased $8 million with higher other bank ATM fees and dishonour fees.

•      Esanda and UDC increased $7 million due primarily to changes in the fee structure for business lending in February 2004 and increased fees from value-added fleet management services.

•      Institutional increased $12 million in Corporate and Structured Financing with increased fee income from structured leasing.

•      Foreign exchange earnings increased $23 million (12%) due to the additional two months contribution from NBNZ ($11 million) and improved volumes and spreads in Trade and Transaction Services.

•      Profit on trading instruments decreased $40 million (50%), with the additional two months contribution from NBNZ ($2 million).  Institutional decreased $30 million where a higher proportion of revenue was booked as interest ($17 million) due to lower funding costs associated with unrealised trading gains in Markets.  The loss on the hedge of capital investment earnings in INGA increased $7 million, reflecting stronger equity markets in 2005.

•      Other operating income increased $47 million (35%), including the additional two months contribution from NBNZ ($3 million).

•      Institutional other operating income increased $19 million driven by increased private equity and infrastructure trust earnings and a $10 million gain on sale of Sydney Futures Exchange shares in the March 2005 half.

•      Profit from INGA increased $19 million reflecting stronger equity markets, growth in funds under management, increased insurance sales through the ANZ network and a favourable claims experience.

•      Corporate Australia increased $4 million due to earnings from private equity investments reflecting the success of the “Wall St to Main St” strategy.

•      Movements in the AUD exchange rate over the first half of 2004 increased total other income growth by $15 million.

Expenses

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
Operating expenses
Personnel expenses	1,167	1,110	1,012	5%	15%
Premises expenses	193	186	167	4%	16%
Computer expenses	260	278	274	-6%	-5%
Goodwill amortisation	89	83	63	7%	41%
Other expenses	439	417	355	5%	24%
Restructuring costs	27	29	31	-7%	-13%
NBNZ incremental integration costs(1)	25	21	—	19%	n/a
Total operating expenses	2,200	2,124	1,902	4%	16%
Total employees	29,832	28,755	27,971	4%	7%

(1)          These costs are personnel costs of $13 million (Sep 2004 half: $9 million), computers costs of $2 million (Sep 2004 half: $1 million), and other costs of $10 million (Sep 2004 half: $11 million).  Refer page 12 for details

•      March 2005 half year compared to September 2004 half year

Operating expenses increased $76 million (4%) over the September 2004 half year.

•      Personnel expenses increased $57 million (5%) as a result of annual salary increases together with a 4% increase in staff mainly in the following business units:

•      Personal Banking Australia increased by 4% with 3% due to increased front line staff.  Consumer Finance increased by 14% to deal with increased volumes and cross sell activity and higher staffing levels reflecting higher card acquisition activity, including white labelled card initiatives.  Regional Commercial and Agribusiness increased 4% to support the “take a fresh look” campaign and deal with increased volumes in the back office.

•      New Zealand Businesses increased by 5% due to increased investment in front-line staff.  The cost of these additional staff was partly offset by seasonally lower staff leave costs.

•      Corporate Australia increased 7% driven by a significant investment in frontline staff in Small Business Banking and continued investment in Corporate and Business Banking.

•      Group Centre up 4% with Operations, Technology and Shared Services increasing 2% due to technology project related activity.  Central Functions staff number increases were driven principally by the escalating focus on risk management and compliance, including the transition to IFRS and the US Sarbanes Oxley legislation.

•      Asia Pacific up 3% due largely to an increased focus on trade in Singapore, business volume related growth in Indonesian Cards, increased Risk staffing in the Pacific and rural banking initiatives in Fiji.

•      Premises costs increased 4% largely in rental expense reflecting additional space requirements, market increases and the sale and lease back of certain properties.

•      Computer costs decreased $18 million (6%):

•      Personal Banking Australia decreased $10 million due to lower merchant acquiring line costs, the full amortisation of some branch banking software and a higher level of project related technology spend in the September half.

•      Group Centre decreased $3 million as a result of savings arising from the contract re-negotiation relating to rentals and repairs of computer equipment.

•      Goodwill amortisation increased $6 million with the September half including an adjustment to align the amortisation term of goodwill on NBNZ’s balance sheet and reduce NBNZ goodwill following the completion account settlement with Lloyds TSB.

•      Other expenses increased $22 million (5%):

•      Non-lending losses increased $15 million mainly as a result of cheque conversion losses.

•      Advertising spend increased $6 million including expenditure on the “ANZ NOW” advertising campaign.

•      Restructuring expenses reduced $2 million, with the main component being a $16 million write-down in the value of the Sales and Service Platform (SSP) in the branch network.  The September 2004 half included the write-down of hardware and software being developed for ATM’s.

•      NBNZ incremental integration costs increased $4 million.  Refer page 27 for details on integration.

•      Movements in exchange rates increased cost growth by $9 million.

•      March 2005 half year compared to March 2004 half year

Operating expenses increased $298 million (16%) partly due to the inclusion of a full six month contribution from NBNZ ($111 million including additional goodwill amortisation of $26 million.  Refer page 28) and $25 million NBNZ incremental integration costs booked in the March 2005 half.  Excluding NBNZ incremental integration costs operating expenses increased $273 million (14%).

•      Personnel costs were up $155 million due largely to the additional two months contribution from NBNZ ($50 million).  Adjusting for this personnel costs increased 10% due to annual salary increases and a 7% increase in staff numbers mainly in the following business units:

•      Personal Banking increased 6% with 5% of the increase reflecting continuing investment in our branch network including additional financial planners, an increase in Consumer Finance to service increased customer activity levels and an increase in Regional Commercial and Agribusiness due to investment in frontline staff associated with increasing business revenue generating capacity, including the “take a fresh look” campaign.

•      New Zealand Businesses increased by 8% due to an increased investment in front line staff.

•      Group Centre increased 7% with an additional 5% staff in Operations, Technology and Shared Services, largely due to technology project related activity.  Central Functions staff numbers increased by 99 driven largely by the escalating focus on risk management and compliance.

•      Premises costs increased $26 million (16%) with the additional two months contribution from NBNZ ($7 million), with rent increasing $6 million as a result of increased space requirements driven by higher staffing levels and market increases and increased maintenance and security costs.

•      Computer costs reduced $14 million (5%) despite the additional two months contribution from NBNZ ($9 million).  The reduction was mainly due to an $10 million reduction in rentals and repairs including a $5 million reduction due to savings from contract re-negotiation and a reduction in repairs to older front line telling machines.

•      Goodwill amortisation increased $26 million (41%) as a result of the additional two months NBNZ goodwill amortisation.

•      Other expenses were $84 million (24%) higher with the additional two months contribution from NBNZ ($18 million).  Adjusting for this other expenses increased $66 million.  The increase in other costs reflected the investment in revenue growth with a $16 million increase in advertising spend including the “ANZ NOW” advertising campaign, a $15 million increase in non-lending losses mainly as a result of a cheque conversion losses, as well as increased expenditure on travel and consultants.  Outsource costs increased by $6 million driven by the ANZ Careers initiative which is leveraging ANZ’s strong employment brand.

•      Movements in exchange rates increased cost growth by $23 million or 1%.

Income Tax Expense

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%

Total income tax expense on profit	597	590	578	1%	3%
Effective tax rate	28.8%	29.4%	29.2%

•      March 2005 half year compared to September 2004 half year

The Group’s income tax expense increased by $7 million to $597 million resulting in an effective tax rate of 28.8%, a decrease of 0.6% from the September 2004 half year.  The decrease in the effective tax rate reflects the net effect of several small items including a tax benefit from the issue of shares under the employee share scheme, which occurred in the current half, and the non-taxability of profit on sale of Sydney Futures Exchange shares.

•      March 2005 half year compared to March 2004 half year

The Group’s effective tax rate for the half year ending 31 March 2005 reduced 0.4% from March 2004 to 28.8%.  An increase in goodwill amortisation, which is non-deductible, and increased earnings in New Zealand, (which has a 33% corporate tax rate) as a result of an additional two months contribution from NBNZ were offset by the net effect of several small items including the non-taxability of profit on sale of Sydney Futures Exchange shares and an increase in non-taxable equity accounted income in the March 2005 half.

Earnings per share

EPS excluding goodwill, significant items and NBNZ incremental integration costs for the Group increased to 85.9 cents, up 4.6% or 3.8 cents on the September 2004 half year and increased 8.9% or 7.0 cents on the March 2004 half.

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
Earnings per share
Basic	78.8	76.4	76.8	3%	3%
Basic (excluding goodwill, significant items(1) and NBNZ
incremental integration costs(2)	85.9	82.1	78.9	5%	9%

Dilution effect of US Stapled Trust Security Issue

The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date.  The US Stapled Trust Security issue can be de-stapled and the investor left with coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances.

AASB 1027 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS.  The inclusion of this issue in EPS increased the diluted number of shares by 69.1 million and reduced diluted EPS by 1.6 cents.

Dividends

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
				%	%
Dividend per ordinary share (cents)
Interim (fully franked)	51	n/a	47	n/a	9%
Final (fully franked)	n/a	54	n/a	n/a	n/a

Ordinary share dividend payout ratio (%)	64.7%	71.0%	63.8%
Dividend payout ratio excluding goodwill, significant Items(1) and NBNZ incremental integration costs(2) (%)	59.4%	66.0%	62.1%

(1)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items.  In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(2)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

The Directors propose that an interim dividend of 51 cents be paid on each ordinary share, up 4 cents (8.5%) on the 2004 interim dividend in line with the growth in EPS excluding goodwill, significant items and NBNZ incremental integration costs of 8.9%.  The proposed dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan. Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 20 May 2005.  It is proposed that the interim dividend will be payable on 1 July 2005.  Dividends payable to shareholders resident in the United Kingdom, Channel Islands, The Isle of Man and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate at the close of business on the record date for value on the payment date.

Proposed amendments to New Zealand thin capitalisation rules from July 2005 will require some internal debt funding to that country to be replaced with equity funding.  The franking impact will be limited by redirecting United Kingdom capital to New Zealand.  In addition, the change in the geographic mix of the Group’s earnings following the acquisition of the National Bank of New Zealand Group further limits the Group’s franking capacity.  However, the Group expects current timing differences will generate future franking credits and therefore the Group expects it will be able to maintain full franking for the foreseeable future.

EVA Reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the half year ended 31 March 2005 at $926 million was up $46 million from $880 million from the September 2004 half year and up $56 million from $870 million in the March 2004 half.

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
EVATM
Net profit after tax	1,475	1,419	1,396	4%	6%
Goodwill amortisation – NBNZ	81	75	54	8%	50%
Goodwill amortisation (excluding NBNZ)(1)	30	29	31	3%	—3%
Significant items(2) and NBNZ incremental integration costs(3)	17	—	(84)	n/a	large
Imputation credits	281	271	269	4%	4%
Risk adjusted profit	1,884	1,794	1,666	5%	13%
Cost of ordinary capital	(920)	(881)	(767)	4%	20%
Cost of preference share capital	(38)	(33)	(29)	15%	31%
EVATM	926	880	870	5%	6%

(1)          Includes notional amortisation of goodwill relating to INGA

(2)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items.  In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(3)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for significant items, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

At ANZ, economic capital is the equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

At ANZ, EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

Credit Risk

Economic loss provisions (ELP)

The Group economic loss provision charge (ELP) was $284 million in the March 2005 half, a reduction of $35 million (11%) over the September 2004 half.  This improvement is due largely to the cessation of the Group Centre charge (September 2004 half $20 million) following de-risking of the offshore portfolios and lower risk in the operating segments, which decreased $15 million (5%).

The ELP rate decreased 5 basis points over the September 2004 half year in line with the Group’s improving risk profile:

•                  Personal Banking Australia reduced 1 basis point with growth in low risk mortgage lending and lower credit card losses.

•                  Institutional reduced 4 basis points reflecting de-risking offshore and strong growth in investment grade lending.

•                  New Zealand businesses reduced 4 basis points with growth in low risk assets and the revision of loss factors of the former NBNZ businesses following further analysis of loss history.

•                  Group Centre reduced following the de-risking of the offshore portfolios.

	% of Group Net Advances	Half year Mar 05	Half year Sep 04	Half year Mar 04
ELP rates by segment(1)
Personal Banking Australia	42%	0.20%	0.21%	0.22%
Institutional	20%	0.30%	0.34%	0.41%
New Zealand Businesses	23%	0.18%	0.22%	0.26%
Corporate Australia	8%	0.33%	0.34%	0.33%
Esanda and UDC	6%	0.44%	0.51%	0.52%
Asia Pacific	1%	1.39%	1.65%	1.55%
Operating segments total	100%	0.25%	0.28%	0.31%
Group Centre	0%	0.00%	0.02%	0.02%
Total	100%	0.25%	0.30%	0.33%
ELP charge ($million)		284	319	313

(1)          ELP rate = Annualised economic loss provisioning divided by average net lending assets

Net specific provisions

Net specific provisions were $151 million, down $96 million from the half year to September 2004.  The reduction is primarily the result of lower losses in Australia, principally Reach which was booked in the September 2004 half, and strong recoveries in the Institutional portfolio in the Americas.  On a geographic basis net specific provisions reduced in Australia by 48% and 23% in Overseas Markets and were up by 16% in New Zealand.  As a percentage of average net lending assets, net specific provisions reduced from 23 basis points (annualised) in September 2004 half to 13 basis points in the March 2005 half.

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
Net specific provisions
Personal Banking Australia	60	65	71	-8%	-15%
Institutional	1	106	61	-99%	-98%
New Zealand Businesses	26	22	13	18%	100%
Corporate Australia	23	24	20	-4%	15%
Esanda and UDC	24	23	24	4%	0%
Asia Pacific	17	7	7	large	large
Total net specific provisions	151	247	196	-39%	-23%

General provision balance

The general provision balance at 31 March 2005 was $2,080 million (0.99% of risk weighted assets) an increase of $88 million from $1,992 million (1.01% of risk weighted assets) at 30 September 2004.  This represents a surplus of $512 million over the APRA minimum guideline.

Gross non-accrual loans

Gross non-accrual loans decreased to $640 million, down from $829 million as at 30 September 2004.  The reduction is primarily due to the realisation of two large power exposures in the Americas and lower levels of new non-accruals in the March 2005 half.

The default rate (new non accruals/average gross lending assets) has decreased by 11 basis points since the September 2004 half to 34 basis points.  This improvement is largely the result of lower new non-accrual loans in the Institutional and New Zealand businesses.

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Gross non-accrual loans
Personal Banking Australia	37	40	43	-8%	-14%
Institutional	288	479	575	-40%	-50%
New Zealand Businesses	81	86	80	-6%	1%
Corporate Australia	119	112	94	6%	27%
Esanda and UDC	78	73	93	7%	-16%
Asia Pacific	37	39	44	-5%	-16%
Operating segments total	640	829	929	-23%	-31%
Group Centre	—	—	2	n/a	-100%
Total gross non-accrual loans	640	829	931	-23%	-31%

Net non-accrual loans

Net non-accruals are $326 million (Sep 2004: $451 million; Mar 2004: $517 million) representing 1.7% of shareholders’ equity as at March 2005 (Sep 2004: 2.5%; Mar 2004: 3.1%).  The Group has a specific provision coverage ratio of 49%.

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net non-accrual loans
Personal Banking Australia	15	17	14	-12%	7%
Institutional	169	299	359	-43%	-53%
New Zealand Businesses	28	30	26	-7%	8%
Corporate Australia	56	51	42	10%	33%
Esanda and UDC	43	37	59	16%	-27%
Asia Pacific	15	17	17	-12%	-12%
Operating segments total	326	451	517	-28%	-37%
Group Centre	—	—	—	n/a	n/a
Total net non-accrual loans	326	451	517	-28%	-37%
Specific provision coverage	49%	46%	44%	7%	11%

Market Risk

Below are aggregate VaR exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres.  Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

	As at Mar 05	High for period Mar 05	Low for period Mar 05	Ave for period Mar 05	As at Sep 04(1)	High for period Sep 04(1)	Low for period Sep 04(1)	Ave for period Sep 04(1)
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.8	1.6	0.4	0.8	0.5	1.4	0.4	0.7
Interest rate	2.0	2.5	0.7	1.4	1.5	2.1	0.6	1.1
Diversification benefit	(1.3)	n/a	n/a	(0.7)	(0.7)	n/a	n/a	(0.4)
Total VaR	1.5	3.0	0.9	1.5	1.3	2.2	0.9	1.4

99% confidence level 1 day holding period

	As at Mar 05	High for period Mar 05	Low for period Mar 05	Ave for period Mar 05	As at Sep 04(1)	High for period Sep 04(1)	Low for period Sep 04(1)	Ave for period Sep 04(1)
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	1.1	1.8	0.5	1.0	0.9	1.8	0.5	1.0
Interest rate	3.0	3.3	1.2	2.1	1.8	2.7	0.8	1.4
Diversification benefit	(1.4)	n/a	n/a	(1.0)	(0.9)	n/a	n/a	(0.5)
Total VaR	2.7	4.0	1.2	2.1	1.8	2.8	1.2	1.9

(1)          Numbers are based on half year period to September 2004

The table below shows all outstanding revenue hedges, interest income earned and fair value of these hedges.

Revenue related hedges

	31 March 2005			30 September 2004
	Notional			Notional
	Principal	Amount taken	Unrealised	Principal	Amount taken	Unrealised
	Amount	to Income	Gains/(Losses)	Amount	to Income	Gains/(Losses)
	$M	$M	$M	$M	$M	$M
USD Revenue Hedges	17	7	8	36	16	14
NZD Revenue Hedges	3,891	(11)	3	3,450	—	(58)
Total	3,908	(4)	11	3,486	16	(44)

The Group uses a variety of derivative instruments to hedge against the adverse impact on future offshore revenue streams from exchange rate movements.  As at 31 March 2005 ANZ had $3.9 billion (Sep 2004: $3.5 billion; Mar 2004: $1.2 billion) NZD and USD contracts in place.

Movements in average exchange rates resulted in an increase of $4 million in the Group’s profit after tax.  Earnings from revenue hedges reduced by $20 million (before tax) from the September 2004 half.  Hedge revenue is booked in the Group Centre as interest income.

Statement of Financial Position

Total assets increased by $18.5 billion (7%) since 30 September 2004 to $277.8 billion.  Exchange rate movements accounted for a net reduction of $2.2 billion consisting of a reduction of $1.3 billion in New Zealand and $0.9 billion in overseas markets.  Excluding the impact of exchange rate movements, total assets increased $15.0 billion (9%) in Australia, $5.0 billion (7%) in New Zealand and $0.7 billion (4%) in overseas markets.

The explanations in the table below describe movements in the major asset classes.

Liquid assets Ý39%	Liquid assets increased by $2.5 billion (39%) to $8.9 billion at 31 March 2005.
Excl Exchange Rates Ý43%

Australia increased $0.8 billion due largely to an increase in customer related trading activities in Institutional. New Zealand increased $0.7 billion to meet customers’ short term funding requirements. Overseas markets increased $1.0 billion due to increase in letters of credit and bills receivable from other banks.

Due from other financial institutions Ý34% Excl Exchange Rates Ý38%

Due from other financial institutions increased by $1.6 billion to $6.4 billion at 31 March 2005 due largely to increase in volume of accounts by major banks and securities borrowing volumes in Trade and Transaction Services Australia.

Trading securities Ý12% Excl Exchange Rates Ý12%	Trading securities volumes increased $0.6 billion (12%) to $6.1 billion at 31 March 2005 due largely to more active trading.

Investment securities ß13% Excl Exchange Rates ß11%	Investment security volumes decreased $1.0 billion to $6.7 billion at 31 March 2005 reflecting increased liquidity held in liquid assets and trading security volumes.

Net loans and advances Ý7% Excl Exchange Rates Ý7%	Net loans and advances increased 7% ($13.6 billion) since September 2004. Growth in Australia of 9% ($12.1 billion) was largely the result of increases in the following businesses:

•     Personal Banking ($6.6 billion), predominantly in Mortgages ($5.8 billion) as a result of growth in housing and equity loans. Consumer Finance increased $0.4 billion reflecting the success of the low rate MasterCard product. Regional Commercial and Agribusiness grew $0.3 billion and Banking Products grew $0.1 billion.

•      Institutional Financial Services ($4.4 billion) largely in Institutional Banking ($3.4 billion) driven by increased consumer demand for funding of mergers and acquisition activity.  Growth in Trade and Transaction Services ($1.0 billion) was driven by greater activity in overdrafts facilities by corporate customers.

•      Corporate Australia ($0.8 billion) in Business Banking ($0.5 billion) and Corporate Banking ($0.3 billion) driven by increased investment in frontline staff, the industry specialisation approach to customers and very competitive customer service proposition.

• Esanda ($0.4 billion) driven by new business writings, particularly in the Broker channel.

New Zealand grew by $2.8 billion excluding the impact of exchange rate movements. Increases were achieved in NBNZ Retail ($1.3 billion), ANZ Retail ($0.9 billion), Corporate Banking ($0.5 billion), Institutional Financial Services ($1.0 billion) and Regional Commercial and Agribusiness ($0.3 billion) but partially offset by a weaker New Zealand dollar ($1.0 billion).

Overseas markets declined by $1.4 billion largely due to the sale of the London headquartered of project finance business and the impact of exchange rate movements ($0.5 billion).

Customers liability for acceptance Ý4% Excl Exchange Rates Ý4%	Customer liability for acceptance increased by $0.5 billion to $12.9 billion at 31 March 2005 with growth predominantly in Institutional Banking ($0.3 billion) and Corporate Banking ($0.1 billion).

Other Assets Ý15% Excl Exchange Rates Ý16%	Other assets increased $1.3 billion (15%) to $10.5 billion as at 31 March 2005 due mainly to increased trade dated asset volumes ($0.8 billion).

Shares in Associates and Joint Venture Entities ß10%	The $0.2 billion reduction is due to $245 million capital repatriation from INGA, partly offset by equity accounted earnings retained in associates and joint ventures.

Total liabilities increased by $17.4 billion (7%) from 30 September 2004. Exchange rate movements accounted for a net reduction of $2.6 billion consisting of a $1.1 billion reduction in New Zealand and a $1.5 billion reduction in overseas markets.

The explanations in the table below describe movements in the major liability classes.

Due to other financial institutions Ý37% Excl Exchange Rates Ý40%	Due to other financial institutions increased $2.7 billion (37%) to $10.1 billion at 31 March 2005. Volumes in Australia increased $2.5 billion.

The increase was mainly driven by the increase in volumes of clearing and custody accounts in Trade and Transaction Services in Australia. Increased borrowing on the wholesale market by Group Treasury to meet the daily funding needs was also a factor.

New Zealand increased $0.7 billion, whilst overseas markets reduced $0.5 billion largely in Asia.

Deposits and other borrowings Ý7% Excl Exchange Rates Ý8%

Deposits and other borrowings increased $11.9 billion (7%) to $180.4 billion, at 31 March 2005. Exchange rate movements reduced deposits and other borrowings by $2.2 billion with a $0.9 billion reduction in New Zealand and a $1.3 billion reduction in overseas markets. Excluding exchange rate movements:

Australia increased $9.0 billion (9.3%) largely as a result of increases in the following businesses:

• Treasury funding increasing $4.0 billion with higher certificates of deposit volumes to meet the Group’s increased short term funding requirements.

• Institutional increased $2.2 billion largely due to several corporate deposits in Trade and Transaction Services over balance date.

• Personal Banking increased $1.5 billion mainly due to high yielding term deposit and cash management account products.

• Corporate Australia increased by $0.9 billion.

New Zealand increased $4.8 billion, largely in Treasury ($3.2 billion) with an increase in commercial paper and certificate of deposit issuance to help fund the growing New Zealand balance sheet. Deposits grew in ANZ Retail and NBNZ Retail by $0.8 billion.

Overseas Markets increased $0.3 billion. Reduced funding resulting from the Euro Hybrid issue has been offset by additional funding requirement given increased asset volumes.

Payables and other liabilities ß13% Excl Exchange Rates ß12%

Payables and other liabilities decreased $1.8 billion (13%) to $12.4 billion as at 31 March 2005 with a reduction in securities lending volumes and lower unrealised losses on revaluation of derivative instruments.

Bonds and Notes Ý17%

Bonds and notes increased $4.7 billion (17%) to $32.3 billion, at 31 March 2005. Excluding exchange rate movements, bonds and notes increased by $5.8 billion (22%) in response to increased term funding requirements.

Loan Capital ß4%	Loan capital decreased $0.4 billion (4%) to $8.1 billion, at 31 March 2005 due entirely to movements in exchange rates.

Capital Management

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
Tier 1	7.0%	6.9%	7.0%	1%	0%
Tier 2	3.6%	4.0%	3.7%	-10%	-3%
Deductions	(0.3)%	(0.5)%	(0.5)%	-40%	-40%
Total	10.3%	10.4%	10.2%	-1%	1%
ACE	5.1%	5.1%	5.2%	0%	-2%
RWA $m	209,524	196,664	186,157	7%	13%

ACE Ratio

The ACE ratio, at 5.1%, remains above the Group’s targeted capital range with only $117 million of the planned $350 million buy-back having been completed.  During the period, ACE capital (and the ACE ratio), excluding the impact of movements in exchange rates, increased by $0.8 billion principally due to:

•                  Current period earnings, before goodwill amortisation and after preference share dividends, of $1.5 billion (+79 basis points)

•                  Ordinary share dividend commitments of $0.9 billion (-47 basis points)

•                  Capital repatriation from INGA, net of profit retained and completion account adjustments, of $0.2 billion (+10 basis points)

•                  Buy-back of ordinary equity of $117 million (-6 basis points) being offset by share issues of $159 million (+8 basis points) through the Bonus Option Plan, Dividend Reinvestment Plan, option conversions and issues to staff.

Risk Weighted Asset (RWA) growth was $12.9 billion, however excluding the impact of exchange rate movements, was $15.0 billion, resulting in a 36 basis points reduction in the ACE ratio.

The impact of exchange rate movements on the ACE ratio was minimal with the reduction in capital levels being offset by a reduction in RWA volumes and goodwill.

Hybrid Capital and Tier 1 Capital

The Group raises hybrid capital to supplement the Group’s ACE capital to further strengthen the Group’s capital base and ensure compliance with APRA’s prudential capital requirements, principally its Tier 1 capital requirements.

In December 2004 the Group raised $871 million (+44 basis points) through the issuance of a  €500 million hybrid capital instrument (Euro Hybrid) into the European market.  The instrument is similar in structure to the Group’s existing Australian (ANZ StEPS) and US Stapled Trust Security issuances, with a coupon paying note issued by a UK subsidiary (ANZ Jackson Funding PLC) being stapled to a fully paid up  €1,000 preference share issued by the Australia and New Zealand Banking Group Limited (“the company”).  Coupons are paid quarterly based upon 3 month EURIBOR plus 66 basis points.  On the business day prior to 15 December 2053, a “conversion event” will occur and the note will be detached and transferred to the Paris branch of the company, at which time the fully paid preference share will become coupon paying.  A conversion event can occur earlier than 15 December 2053 under certain circumstances outlined in the offering circular dated 9 December 2004.

The Euro Hybrid issue, coupled with the items identified within the ACE Capital discussion, resulted in the Group’s Tier 1 ratio increasing by 11 basis points over the half year.  The Tier 1 ratio remains solid even after allowing for the completion of the buy-back of ordinary equity.

Hybrid Capital details

	ANZ StEPS	US Stapled Trust Security	Euro Hybrid
Amount (in issue currency)	$1,000 million	USD1,100 million	€500 million
Accounting classification	Equity	Debt	Equity
Maturity date	14 September 2053	15 December 2053	15 December 2053
March 2005 balance (net of issue costs)	$987 million	$1,425 million	$871 million
Interest rate	BBSW +1.00%	Tranche 1 Coupon: 4.48%	Euribor +0.66%
Tranche 2 Coupon: 5.36%

Buy-Back of Ordinary Equity

The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005.  Up until 15 March 2005, when ANZ went into a voluntary black-out period for buying back shares due to the forthcoming half year profit announcement, the Group had repurchased 5.6 million shares at an average cost of $20.74 per share for a total of $117 million.

National Bank of New Zealand - Integration

ANZ National Bank became the largest provider of banking services in New Zealand following the acquisition of The National Bank of New Zealand Limited in December 2003.  Integration is focussed on maximising the value of ANZ National Bank by harnessing the complementary strengths of the two banks while improving the customer experience.  The overall integration programme involves:

•                  maintaining separately branded retail, corporate and commercial banking businesses;

•                  strengthening our Rural banking business under The National Bank brand;

•                  growing our Institutional banking businesses under the ANZ brand;

•                  merging and rationalising head office and support functions;

•                  aligning of technology systems; and

•                  the realisation of integration synergies.

Significant progress in 2004 included legal amalgamation and reorganisation into a single management structure.  During this time the overall integration strategy was confirmed, the brand strategy agreed and plans were finalised for the integrated technology solution.  As part of amalgamation, the Reserve Bank of New Zealand (‘RBNZ’) implemented new Conditions of Registration which require, inter alia, that by 31 December 2005 ANZ National Bank is managed in, and has systems located and operated in, New Zealand.  The reorganisation of management and operational structures, to integrate the two heritage banks, has been completed.  The additional work required to deliver the integrated technology solution is well underway.

The key features of the technology solution are:

•                  the location in New Zealand of the domestic technology systems supporting ANZ Retail Banking, General Ledger, Procurement and HR/Payroll;

•                  the migration of the international technology systems supporting the Corporate, Wholesale and Payments business to the ANZ Group global systems; and

•                  the establishment in New Zealand of a special purpose capability to provide the Bank with the ability to locate, manage and control the International Systems in New Zealand in the event of a failure of ANZ or ANZ National Bank.

The primary focus of the integration programme in 2005 is the delivery of the integrated technology solution.  An important part of the design and implementation planning is to ensure that customer levels are maintained or improved, operational risk is minimised and the transition for staff is seamless.

In the current half year the Bank has:

•                  Agreed with the RBNZ that the technology systems migration plans are a reasonable basis to satisfy the Conditions of Registration.

•                  Commenced the migration of target systems in Institutional, Corporate and Commercial and Support Units.

•                  Commenced new IT infrastructure establishment in New Zealand to support the systems migrating from Australia to New Zealand.

•                  Completed the Rural integration programme while maintaining its number one market share in this segment.

The integration programme remains on track for practical completion by the end of the calendar year 2005.

The total cost of integration is estimated to be NZD220 million.  To date integration costs of NZD98 million have been incurred in line with expectations.  However, as the full impact of the RBNZ requirements has been clarified over the half, there is a risk that the RBNZ Conditions of Registration compliance costs may increase modestly.

In the first half of 2005, revenue attrition relating to integration activities continues to track favourably against expectations, with little attrition evident.  The cost synergies expected in 2005 are tracking slightly ahead of expectations, and estimated benefits forecast for 2007 remain on track.

Impact of NBNZ on March 2004 results

The March 2004 half year only included four months contribution from The National Bank of New Zealand (NBNZ) following its acquisition from Lloyds TSB on 1 December 2003, hence, management believe that a comparison of profit and loss data between the March 2005 and the March 2004 halves does not reflect the core business performance.

The following table has been provided to assist readers in understanding the impact of the contribution from NBNZ on the March 2004 half, had it been consolidated for the entire half.  Commentary comparing the results for the first half of 2005 with the prior comparative period (first half of 2004), has been adjusted, where noted in the commentary, to improve the reader’s ability to analyse the income and expense trends by notionally adjusting for NBNZ.

	Four	Half of four
	months to	months to
	Mar 04	Mar 04
	$M	$M
Net interest income	273	137
Other operating income	106	53
Operating income	379	190
Operating expenses	(222)	(111)
Profit before debt provision	157	79
Provision for doubtful debts	(27)	(14)
Profit before income tax	130	65
Income tax expense & Outside equity interest	(54)	(27)
Net profit	76	38

The following table gives the internal funding(1) of the New Zealand operations.

NZD M
As at 31 March 2005
Debt
Debt Funding - Australia	1,765
Debt Funding - United Kingdom	1,129
2,894

Subordinated debt	516

Equity
Ordinary Share Capital	1,450
Redeemable Preference Share Capital	2,210
Retained Earnings	1,040
4,700

Unamortised goodwill	3,285

(1)                               Includes structural funding provided to New Zealand from the Group.  Short term internal funding is excluded from this table

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  However, notwithstanding the existence of relevant accounting standards, there are a number of critical accounting treatments, which include complex or subjective decisions or assessments.  The Group requires all such applications of judgement to be reviewed and agreed by Group Finance, and where the impact is material, the accounting treatment be reviewed during the audit process by the Group’s external auditors.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Details of all critical accounting policies are provided in the 30 September 2004 Financial Report.  There has been no material changes to the Group’s critical accounting policies or their related methodologies since September 2004.

A brief discussion of critical accounting policies, and their impact on the Group, follows:

a)              Economic Loss Provisioning

Each month the Group recognises an expense for credit losses (provision for doubtful debts) reflecting historical loss experience for each part of the loan portfolio.  The provision for doubtful debts is booked to the General Provision which is maintained to cover the losses inherent in the Group’s existing loan portfolio.  The method used by the Group for determining the expense charge is referred to as Economic Loss Provisioning (ELP).  The Group uses economic loss provisioning models to calculate the expected loss by considering:

•                  the size, composition and risk profile of the current loan portfolio; and

•                  the history of credit losses for each type and risk of lending.

The average charge to profit for ELP was 0.25% of average net lending assets or $284 million (Sep 2004 half: 0.30% or $319 million; Mar 2004 half: 0.33% or $313 million).

As at March 2005, the balance of the General Provision of $2,080 million (Sep 2004: $1,992 million; Mar 2004: $1,828 million) represents 0.99% (Sep 2004: 1.01%; Mar 2004: 0.98%) of risk weighted assets.

b)              Specific provisioning

A specific provision is maintained to cover identified Non Accrual Loans.  When a specific debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision.  Specific Provision is applied when the full recovery of one of the Group’s exposures is identified as being doubtful resulting in the creation of a specific charge equal to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General Provision.

The recognition of losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the March 2005 half year was $151 million (Sep 2004 half: $247 million; Mar 2004: $196 million).

c)              Deferred acquisition costs and deferred income

ANZ Group recognise assets that represent deferred acquisition costs relating to the acquisition of interest earning assets, and liabilities that represent deferred income relating to income received in advance of services performed.

Deferred acquisition costs - at 31 March 2005 the Group’s assets included $492 million (Sep 2004: $465 million; Mar 2004: $401 million) in relation to costs incurred in acquiring interest earning assets.  During the March 2005 half year, amortisation of $123 million (Sep 2004 half: $112 million; Mar 2004 half: $106 million) was recognised as an adjustment to the yield earned on interest earning assets.

Deferred income - at 31 March 2005, the Group’s liabilities included $94 million (Sep 2004: $149 million; Mar 2004: $135 million) in relation to income received in advance.

The balances of deferred acquisition costs and deferred income at period end were:

	Deferred Acquisition Costs(1)			Deferred Income
	Mar-05	Sep-04	Mar-04	Mar-05	Sep-04	Mar-04
	$m	$m	$m	$m	$m	$m
Personal Banking Australia	151	145	127	15	31	19
Esanda and UDC	260	250	236	—	—	—
New Zealand Businesses	49	36	24	28	44	45
Institutional	10	10	14	4	3	2
Other(2)	22	24	—	47	71	69
Total	492	465	401	94	149	135

(1)                               Deferred acquisition costs largely include the amounts of brokerage capitalised and amortised in the three Business segments: Personal Banking Australia, Esanda and UDC and the New Zealand Business.  Deferred acquisition costs also include capitalised debt raising expenses

(2)                               Includes Group Centre, Corporate Australia, INGA and Asia Pacific

Deferred acquisition costs analysis:

	March 2005		September 2004
	Amortised	Capitalised	Amortised	Capitalised
	Costs	Costs(1)	Costs	Costs(1)
	$m	$m	$m	$m
Personal Banking Australia	32	38	27	45
Esanda and UDC	79	89	75	89
New Zealand Businesses	7	20	4	16
Institutional	2	2	4	—
Other(2)	3	1	2	26
Total	123	150	112	176

(1)                               Capitalised costs exclude brokerage trailer commissions paid, relating to the acquisition of mortgage assets of $41 million (Sep 2004 half: $49 million)

(2)                               Includes Group Centre, Corporate Australia, INGA and Asia Pacific

d)              Derivatives and Hedging

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and the equity risk in INGA.  Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.  The Group classifies derivatives into two types according to the purpose they are entered into: trading or hedging.

Income and loss relating to trading derivatives is reported in the statement of financial performance as trading income.  The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the Foreign Currency Translation Reserve together with the net difference arising from the translation of the overseas operation.

Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being immediately recognised as part of trading income.

e)              Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose entities or vehicles (SPEs), to enable it to undertake specific types of transactions.  Where the Group controls such vehicles, they are consolidated into the Group financial results.

Certain SPEs may be set up by the Group to facilitate Group strategic aims, or to assist with structured transactions for clients.  The Group has established certain SPEs controlled by the Group, which are consolidated into the Group’s financial statements in order to facilitate transactions undertaken for Group purposes.  These SPEs have been established as part of the Group’s funding activities, for example, the StEPS structure, and as part of lending activities undertaken in the normal course of business.

The table below summarises the main types of SPEs that are not consolidated into the Group, the reason for their establishment, and the key risks associated with them.

Type of SPE	Reason for establishment	Key Risks	SPE Assets
$m
Securitisation vehicles

Assets are transferred to an SPE, which funds the purchase by issuing securities.

Enables ANZ or customers to increase diversity of funding sources.

The amount disclosed here is the total assets of SPEs managed or arranged by ANZ. It includes SPEs that purchase assets from sellers other than ANZ.

ANZ may manage securitisation vehicles, service assets in a vehicle or provide liquidity or other support and retains the risks associated with the provision of these services. Credit and market risks associated with the underlying assets are not retained or assumed by ANZ except to the limited extent that ANZ provides arm’s length services and facilities.

Mar 2005: 13,328 Sep 2004: 13,013 Mar 2004: 10,509

Structured finance entities	These entities are set up to assist with the structuring of client financing.	ANZ may retain liquidity risk, if it provides liquidity support to the vehicle. ANZ may also manage these vehicles.	Mar 2005: 1,924 Sep 2004: 1,993 Mar 2004: 1,730

Managed funds	These funds invest in specified investments on behalf of clients.	INGA and ANZ National Bank Limited, as managers of the funds, expose ANZ to operational and reputational risk.	Mar 2005: 35,183 Sep 2004: 32,174 Mar 2004: 30,889

f)                Valuation of investment in INGA

The Group adopts the equity method of accounting for its 49% interest in INGA.  As at 31 March 2005, the Group’s carrying value is $1,513 million (Sep 2004: $1,697 million; Mar 2004: $1,688 million).  During the March 2005 half, INGA made a capital return to shareholders of $500 million.  ANZ’s 49% share of this was $245 million.

The carrying value is subject to a recoverable amount test, to ensure that this does not exceed its recoverable amount at the reporting date.  The Group obtained an independent valuation of INGA as at 31 March 2005 to determine the current recoverable amount.  Any excess of carrying value above recoverable amount is written off to the Statement of Financial Performance.  The independent valuation is based on a discounted cashflow approach, with allowance for the cost of capital.

As at 31 March 2005, based on this review, no change is required to the carrying value of the investment (Sep 2004: Nil; Mar 2004: Nil)

g)             Valuation of goodwill in ANZ National Bank Limited

Goodwill arising from the NBNZ acquisition is systematically amortised by way of a charge to the statement of financial performance over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The unamortised balance of goodwill is reviewed at each balance date and is written down to the extent that it is no longer supported by probable future benefits.

The Group obtained an independent valuation of ANZ National Bank Limited as at 31 March 2005.  The valuation calculated the value of ANZ National Bank Limited from a New Zealand geographic and New Zealand business unit perspective.  The operations were valued using a capitalisation of earnings methodology.  Based on the results of this valuation as at 31 March 2005, no change is required to the amortised carrying value of goodwill arising from NBNZ.

h)             Tax Consolidations

The Company, Australia and New Zealand Banking Group Limited, is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries, trusts and partnerships.  The implementation date for the tax-consolidated group was 1 October 2003.  Under tax consolidations, the head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group, adjusted for the impact of arrangements made with other members of the tax-consolidated group.

Members of the tax-consolidated group have entered into a tax sharing agreement which provides for the allocation of income tax liabilities between the entities should the head entity default on its income tax payment obligations.

The tax-consolidated group has also entered into a tax funding agreement that requires wholly-owned subsidiaries to receive/make contributions from/to the head entity for:

•                  deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•                  current tax assets and liabilities and deferred tax balances which have been calculated as if the wholly-owned subsidiaries were taxed on a stand-alone basis.

The contributions are payable as set out in the tax funding agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the Australian Taxation Office.  The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities which are equivalent to deferred tax balances.

Entry into tax consolidations resulted in no material adjustment to the consolidated tax expense or consolidated deferred tax balances.

i)                Software capitalisation

At 31 March 2005, the Group’s fixed assets included $401 million (Sep 2004: $430 million; Mar 2004: $447 million) in relation to costs incurred in acquiring and developing software.  During the March 2005 half year, amortisation expense of $57 million (Sep 2004 half: $66 million; Mar 2004 half: $63 million) was recognised.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Balance at start of period	430	447	465	-4%	-8%
Software capitalised during the period	45	55	59	-18%	-24%
Amortisation during the period	(57)	(66)	(63)	-14%	-10%
Software written-off	(16)	(10)	(31)	60%	-48%
Acquisitions	—	2	15	-100%	-100%
Other	(1)	2	2	large	large
Total software capitalisation	401	430	447	-7%	-10%

BUSINESS PERFORMANCE REVIEW

Profit and Loss (including effect of movements in foreign currencies)

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	442	417	384	6%	15%
Institutional	455	436	427	4%	7%
New Zealand Businesses	306	291	219	5%	40%
Corporate Australia	182	172	164	6%	11%
Esanda and UDC	77	74	69	4%	12%
Asia Pacific	48	60	51	-20%	-6%
ING Australia	63	61	47	3%	34%
Group Centre(1)	(81)	(92)	(49)	-12%	65%
Net profit (excl significant items(2) and NBNZ incremental integration costs(3))	1,492	1,419	1,312	5%	14%
Significant items(2) and NBNZ incremental integration costs(3)	(17)	—	84	n/a	large
Net profit	1,475	1,419	1,396	4%	6%

Profit and Loss (prior period figures adjusted to remove the impact of exchange rate movements(4))

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net profit after income tax
Personal Banking Australia	442	417	384	6%	15%
Institutional	455	436	431	4%	6%
New Zealand Businesses	306	301	231	2%	32%
Corporate Australia	182	172	164	6%	11%
Esanda and UDC	77	74	71	4%	8%
Asia Pacific	48	59	51	-19%	-6%
ING Australia	63	61	47	3%	34%
Group Centre(1)	(81)	(111)	(76)	-27%	7%
Net profit (excl significant items(2) and NBNZ incremental integration costs(3))	1,492	1,409	1,303	6%	15%
Significant items(2) and NBNZ incremental integration costs(3)	(17)	—	84	n/a	large
Net profit	1,475	1,409	1,387	5%	6%
FX impact on reported net profit(4)	—	10	9	-100%	-100%
Reported net profit	1,475	1,419	1,396	4%	6%

(1)                               Group Centre includes the operations of Treasury

(2)                               In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items.  In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(3)                               In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(4)                               ANZ has removed the impact of exchange rate movements to provide investors with a better indication of the business unit performance in local currency terms.  Retranslation is net of revenue hedge earnings

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.  During the half ended 31 March 2005 the significant changes were:

•                  Institutional now includes the NBNZ Institutional businesses which were previously reported in the New Zealand businesses.

•                  New Zealand Businesses now excludes the NBNZ Institutional businesses which are reported in Institutional.  Within the New Zealand businesses sub-units have been reorganised to reflect the operating model.

•                  Group Centre.  A number of central support functions have been transferred to business units.

•                  In addition, there were a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

Personal Banking Australia
Brian Hartzer

• Regional Commercial and Agribusiness
• Other(1)
• Banking Products
• Consumer Finance
• Mortgages

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	1,019	980	931	4%	9%
Other external operating income	445	427	405	4%	10%
Net inter business unit fees	61	59	59	3%	3%
Operating income	1,525	1,466	1,395	4%	9%
External operating expenses	(671)	(644)	(625)	4%	7%
Net inter business unit expenses	(132)	(134)	(132)	-1%	0%
Operating expenses	(803)	(778)	(757)	3%	6%
Profit before debt provision	722	688	638	5%	13%
Provision for doubtful debts	(94)	(94)	(89)	0%	6%
Profit before income tax	628	594	549	6%	14%
Income tax expense and outside equity interests	(186)	(177)	(165)	5%	13%
Net profit attributable to members of the Company	442	417	384	6%	15%
Consisting of:
Regional Commerical and Agribusiness	57	54	53	6%	8%
Banking Products	113	108	100	5%	13%
Mortgages	149	138	137	8%	9%
Consumer Finance	118	104	85	13%	39%
Other(1)	5	13	9	-62%	-44%
	442	417	384	6%	15%

Balance Sheet
Net loans & advances including acceptances	97,807	91,183	84,886	7%	15%
Other external assets	2,053	1,969	2,064	4%	-1%
External assets	99,860	93,152	86,950	7%	15%
Deposits and other borrowings	39,471	38,004	35,818	4%	10%
Other external liabilities	2,059	2,034	1,944	1%	6%
External liabilities	41,530	40,038	37,762	4%	10%
Ratios
Net interest average margin	2.17%	2.23%	2.30%	-3%	-6%
Return on assets	0.92%	0.93%	0.92%	-1%	0%
Return on risk weighted assets	1.67%	1.68%	1.67%	-1%	0%
Operating expenses to operating income	52.7%	53.1%	54.3%	-1%	-3%
Operating expenses to average assets	1.67%	1.73%	1.82%	-3%	-8%
Net specific provisions	(60)	(65)	(71)	-8%	-15%
Net specific provision as a % of average net advances	0.13%	0.15%	0.17%	-13%	-24%
Net non-accrual loans	15	17	14	-12%	7%
Net non-accrual loans as a % of net advances	0.02%	0.02%	0.02%	0%	0%
Total employees	9,289	8,965	8,737	4%	6%

(1)                               Other includes the branch network, whose costs are fully recovered from product business units, Private Banking, Financial Planning and support costs

March 2005 half year compared to September 2004 half year

Profit after tax increased by 6% with strong performances across all core businesses.  Within Other, strong performances in Private Banking and Financial Planning were offset by higher central support costs mainly related to an increased marketing spend.  Mortgage lending increased 7% and deposits grew 4%, delivering market share increases.  Staff satisfaction (as measured by Hewitt Best Employer survey) was at record levels and customer satisfaction (as measured by Roy Morgan Research) was up 2.2% to 75.8%, the highest of the major Australian banks.  Underpinning this performance was our award-winning product range and the continuing re-investment in our distribution network.

Significant factors affecting the result were:

•                  Net interest income increased 4%.

Mortgage lending grew 7% over the period.  Regional Commercial and Agribusiness volumes increased 6% reflecting ANZ’s continuing focus on this market.  Consumer Finance lending grew 8% in large part due to the success of the low rate MasterCard product.

Deposit volumes increased 4% as a result of strong growth in savings accounts and steady growth in transaction account balances.

Average net interest margin reduced by 6 basis points.  Consumer Finance margin decreased by 20 basis points due largely to growth in the low rate MasterCard product.  Banking Products margin declined by 7 basis points mainly due to higher growth in low margin cash management and term deposit products, the flat to falling yield curve and competitive pressures.  Mortgages margin was steady.

•                  Other external operating income increased $18 million (4%).

Fee income increased by $12 million (3%).  Banking Products fees increased by 6% due to growth in account numbers.  Other increased with higher sales through our financial planners and increased general insurance sales through the branch network.  Regional Commercial and Agribusiness increased 11% with a seasonally stronger March half.  Consumer Finance fees saw a 1% increase, impacted by seasonality of annual fees and increased competition in merchant acquiring.

Other operating income increased by $6 million with increased equity accounted income from E*Trade, profit sharing arrangement with Diners and a strong performance from our lenders mortgage insurance business.

•                  External operating costs increased 4%.  Personnel costs were up 6% due to annual salary increments as well as increased front line staff to handle higher business volumes and to service new points of representation.  Additional financial planners were also added during the half.  Staff numbers were up in Consumer Finance to support increased acquisition (including white-labelled products) and cross sell activity.  Computer expenses decreased $10 million (10%) due to lower merchant acquiring line costs, a high level of technology spend in the previous half and certain branch banking software now being fully amortised.  Premises costs increased by $10 million reflecting the opening of new points of representation and investment in branch refurbishments.  Other costs increased $9 million reflecting increased marketing spend on ANZ NOW and Cards and Mortgages marketing campaigns.

•                  Provision for doubtful debts was flat with increased volumes offset by improved credit quality and higher recoveries in Consumer Finance.  Non-accrual loans remained low reflecting sound credit quality.

March 2005 half year compared to March 2004 half year

Profit after tax increased 15%.  Consumer Finance grew 39% reflecting 11% revenue growth and 4% decline in costs. Banking Products profit increased 13% driven by deposit growth.  Mortgages grew 9% with strong volume growth offset by margin contraction.

Operating income increased 9% driven by solid growth in all core businesses.  Revenue growth in Mortgages (10%), Consumer Finance (11%) and Regional Commercial and Agribusiness (8%) related to volume growth partly offset by margin contraction.  Revenue in Banking Products grew 6% with increased deposit volumes following successful campaigns to grow V2 Plus and term deposits in the second half of 2004.

Operating costs increased by 6%, driven by the impact of increased staff to service increased customer activity levels and continuing investment in our branch network, including additional financial planners.  Costs were further impacted by an increased marketing spend.

Provision for doubtful debts increased 6% due largely to the 15% increase in lending volumes.  Credit quality was stable across all businesses.

Institutional
Steve Targett
• Institutional Banking
• Markets
• Trade and Transaction Services
• Corporate and Structured Financing

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	394	369	346	7%	14%
Other external operating income	680	692	670	-2%	1%
Net inter business unit fees	(13)	(14)	(10)	-7%	30%
Operating income	1,061	1,047	1,006	1%	5%
External operating expenses	(305)	(301)	(276)	1%	11%
Net inter business unit expenses	(76)	(72)	(72)	6%	6%
Operating expenses	(381)	(373)	(348)	2%	9%
Profit before debt provision	680	674	658	1%	3%
Provision for doubtful debts	(71)	(75)	(87)	-5%	-18%
Profit before income tax	609	599	571	2%	7%
Income tax expense and outside equity interests	(154)	(163)	(144)	-6%	7%
Net profit attributable to members of the Company	455	436	427	4%	7%
Consisting of:
Institutional Banking	145	149	152	-3%	-5%
Trade & Transaction Services	99	94	87	5%	14%
Markets	109	100	97	9%	12%
Corporate and Stuctured Financing	102	93	91	10%	12%
	455	436	427	4%	7%

Balance Sheet
Net loans & advances including acceptances	46,697	42,525	40,906	10%	14%
Other external assets	21,674	18,232	20,013	19%	8%
External assets	68,371	60,757	60,919	13%	12%
Deposits and other borrowings	30,167	27,395	26,283	10%	15%
Other external liabilities	21,877	21,983	22,122	0%	-1%
External liabilities	52,044	49,378	48,405	5%	8%
Ratios
Net interest average margin	1.60%	1.59%	1.63%	1%	-2%
Return on assets	1.40%	1.40%	1.45%	0%	-3%
Return on risk weighted assets	1.27%	1.27%	1.28%	0%	-1%
Operating expenses to operating income	35.9%	35.6%	34.6%	1%	4%
Operating expenses to average assets	1.17%	1.20%	1.18%	-3%	-1%
Net specific provisions	(1)	(106)	(61)	-99%	-98%
Net specific provision as a % of average net advances	0.00%	0.50%	0.30%	-100%	-100%
Net non-accrual loans	169	299	359	-43%	-53%
Net non-accrual loans as a % of net advances	0.36%	0.70%	0.88%	-49%	-59%
Total employees	2,927	2,946	2,892	-1%	1%

Institutional now includes the NBNZ Institutional business that was previously reported in the New Zealand businesses segment.  Comparatives have been adjusted.

March 2005 half year compared to September 2004 half year

Profit after tax increased by 4%.  The impact of exchange rate movements was immaterial.

This result reflects the early benefits of strategic initiatives to return the business to sustainable growth after several years of de-risking while, at the same time, tight credit spreads affected earnings in Institutional Banking.  During the half, the sale of the London headquartered project finance business largely completed the withdrawal from non-core activities.  Earnings in Institutional Banking were 3% lower for the half with strong asset growth largely offset by margin reduction.  Profit increased in all other businesses, with Corporate and Structured Financing (10%) higher reflecting strong deal flow, Trade & Transaction Services (5%) higher where margins have improved and Markets (9%) higher due to stronger foreign exchange customer activity and the sale of Sydney Futures Exchange shares.  The focus of the business is now on further key initiatives to deliver revenue growth, combined with efficient use of capital and continuing strong risk management.

Significant factors affecting the result were:

•                  Net interest income increased $25 million (7%), largely due to an increase of $22 million in Markets.  A higher proportion of revenue was booked as interest due to funding costs associated with unrealised trading gains, offset by an equivalent fall in other operating income.  Total income in Markets increased $14 million.  Trade and Transaction Services increased 11%, driven by increased lending and deposit volumes and improved margins.  Institutional Banking increased 1%, with lending growth of 14% being offset by a decline in margin due to competitive pressures. Corporate and Structured Financing decreased 10%, with lower lending assets following the sale of the London-headquartered project finance business.

•                  Overall loan volumes increased 10%, deposit volumes increased 10% and net interest margin remained stable.  Lending volumes in Australia were 16% higher, and in New Zealand, where the integration of the NBNZ business is progressing well, lending volumes were 21% higher in NZD terms.

•                  Other operating income decreased $12 million (2%).  Markets decreased $10 million largely due to the funding costs associated with unrealised trading gains described above, partly offset by profit on the sale of Sydney Futures Exchange shares.  Corporate and Structured Financing increased 11%, reflecting a strong contribution from the private equity portfolio, the sell down of the Energy Infrastructure Trust and a $4 million gain on the sale of the London headquartered project finance business.  This was offset by a decrease of 6% in Institutional Banking which experienced lower fee income.

•                  Operating expenses have been tightly managed to be only 2% higher due to the successful execution of several initiatives which have focused on delivering a more efficient platform for the business.  These included the integration of the Capital Markets and Foreign Exchange businesses, realignment of the segments in Institutional Banking, reorganisation of the Institutional Banking model in Asia, reorganisation of London infrastructure following the sale of the project finance activities, and a number of other infrastructure related efficiency initiatives.  Some of the savings from these initiatives have been reinvested in growth and capability improvements, particularly in the Markets and Transaction Services businesses.

•                  Provision for doubtful debts was 5% lower reflecting improved credit quality and lower offshore exposures, including the London project finance assets.  Net specific provisions were $105 million lower, with no individually large new specific provisions in the current half.  Net non-accrual loans have decreased by 43% due to continuing improvements in the portfolio quality.

•                  Income tax expense reduced $9 million as a result of increased non-taxable income, including the sale of equity securities, the sale of the London headquartered project finance business, together with reduced profits in higher tax jurisdictions, principally the US.

March 2005 half year compared to March 2004 half year

Profit after tax increased $28 million (7%), including an additional 2 months contribution from NBNZ of $16 million, (refer page 28).  The impact of exchange rate movements on translation of offshore earnings was less than 1%.

Operating income increased 5%.  Trade and Transaction Services revenue increased 13% with increased trade flows through Asia, strong growth in Custody and increased international payments revenue.  Markets increased 12% with stronger foreign exchange customer activity and volatility in the AUD.  Institutional Banking reduced 3% with lower net interest and fee income and reduced margins.  Corporate and Structured Financing revenue increased 4% reflecting a strong contribution from the private equity portfolio and the sell down of the Energy Infrastructure Trust.

Operating expenses increased 9%.  Staff costs were higher due to an additional 2 months of NBNZ costs in the current half, investment in growth in Trade and Transaction Services, and an increase in costs related to delivering critical compliance initiatives.

Provision for doubtful debts reduced 18% due to a reduction in credit exposures offshore.  Net specific provisions decreased by $60 million, with no individually large new specific provisions booked in the current half.

New Zealand Businesses(1)
Sir John Anderson

•	ANZ Retail	•	NBNZ Retail
•	Corporate Banking	•	Rural Banking
•	Central Support	•	Excludes Institutional, UDC,
•	(including Treasury)		integration and central funding

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	713	689	522	3%	37%
Other external operating income	245	247	204	-1%	20%
Net inter business unit fees	3	2	3	50%	0%
Operating income	961	938	729	2%	32%
External operating expenses	(462)	(448)	(354)	3%	31%
Net inter business unit expenses	(1)	(7)	(10)	-86%	-90%
Operating expenses	(463)	(455)	(364)	2%	27%
Profit before debt provision	498	483	365	3%	36%
Provision for doubtful debts	(46)	(53)	(44)	-13%	5%
Profit before income tax	452	430	321	5%	41%
Income tax expense and outside equity interests	(146)	(139)	(102)	5%	43%
Net profit attributable to members of the Company	306	291	219	5%	40%
Consisting of:
ANZ Retail	103	105	93	-2%	11%
NBNZ Retail	116	104	62	12%	87%
Rural Banking	36	34	21	6%	71%
Corporate Banking	54	47	32	15%	69%
Central Support	(3)	1	11	large	large
	306	291	219	5%	40%
Balance Sheet
Net loans & advances including acceptances	51,996	49,892	44,489	4%	17%
Other external assets	3,910	3,491	6,052	12%	-35%
External assets	55,906	53,383	50,541	5%	11%
Deposits and other borrowings	46,470	43,003	42,750	8%	9%
Other external liabilities	4,870	4,244	3,160	15%	54%
External liabilities	51,340	47,247	45,910	9%	12%
Ratios
Net interest average margin	2.67%	2.73%	2.73%	-2%	-2%
Return on assets	1.12%	1.10%	1.08%	2%	4%
Return on risk weighted assets	1.51%	1.54%	1.57%	-2%	-4%
Operating expenses to operating income	48.2%	48.5%	49.9%	-1%	-3%
Operating expenses to average assets	1.70%	1.72%	1.79%	-1%	-5%
Net specific provisions	(26)	(22)	(13)	18%	100%
Net specific provision as a % of average net advances	0.10%	0.09%	0.08%	11%	25%
Net non-accrual loans	28	30	26	-7%	8%
Net non-accrual loans as a % of net advances	0.05%	0.06%	0.06%	-17%	-17%
Total employees	8,434	8,066	7,905	5%	7%

(1)                               For a reconciliation of the New Zealand businesses results to the New Zealand Geographic results refer page 50

March 2005 half year compared to September 2004 half year

Profit after tax for the New Zealand businesses increased $15 million (5%).  NBNZ Retail, Corporate Banking and Rural Banking increased 12%, 15% and 6% respectively, with strong volume growth, partly offset by lower margins in the case of NBNZ Retail.  ANZ Retail profit after tax reduced by 2% driven by lower mortgage margins and reduced fee income following restructuring of honour fees partly offset by lower expenses.  After adjusting for the impact of a 3% strengthening in the average NZD exchange rate, which impacted all trends, profit after tax growth was 2%.

Key influences on the result excluding the impact of the 3% strengthening in the average NZD exchange rate include the following:

•                  Net interest income increased 1%.

Lending volumes increased 6% with growth in NBNZ Retail (7%), ANZ Retail (6%), Corporate Banking (7%) and Rural (4%).

Deposit volumes increased 3% in customer businesses after adjusting for the exchange rate impact, with solid deposit growth in ANZ Retail (4%), NBNZ Retail (3%), Corporate Banking (3%) and Rural (7%).  Treasury funding volumes increased by $3 billion to fund strong asset growth across the New Zealand businesses.

Net interest margins have reduced as a result of the ‘mortgage price war’ in the half which drove lower customer rates and a switch by customers from variable rate mortgages to fixed rate mortgages; a change in deposit mix with volume growth in lower margin call and term deposit products in ANZ Retail, partially offset by stronger deposit margins in NBNZ Retail, and a $7 million reduction in Treasury interest due to lower mismatch income and from a rising funding rate environment.  Lending margins in Corporate and Rural were relatively static.

•                  Other operating income reduced 3%.  Growth in loan approval fees in ANZ Retail and NBNZ Retail was impacted by significant competitor-driven fee discounting and waivers.  Fees in ANZ Retail reduced $8 million with a change in fee structures in response to customer demand.  Rural Banking fees were seasonally lower with farm refinancing traditionally occurring in the September half year.  NBNZ Retail achieved growth in sales commissions and Life Company profits.

•                  Operating expenses reduced by 1% in NZD terms with salary increases and an increase in numbers of front-line staff (5% higher) being offset by seasonally lower staff leave costs and flat discretionary spend growth.

•                  Provision for doubtful debts reduced by $8 million with the main factors being increased lending volumes offset by a reduction in loss factors in NBNZ following further analysis of loss history, improved credit quality and an increased proportion of low risk residential and rural lending.  Net specific provisions increased, but are still lower than economic loss provisions.  Non-accrual loans remain at a low level.

March 2005 half year compared to March 2004 half year

Profit after tax increased $87 million (40%) due to revenue growth, the inclusion of an additional two months contribution from NBNZ ($50 million) and the impact of a 5% appreciation in the average NZD exchange rate.  After adjusting for the additional 2 months contribution from NBNZ and the impact of a strengthening NZD, profit after tax increased $25 million (9%).

•                  Net interest income increased $191 million (37%) driven by the additional 2 months contribution from NBNZ ($125 million), a 10% growth in NZD lending volumes and growth in deposits in NBNZ Retail and ANZ Retail of 7% and 6% in NZD terms respectively.  Interest margin has declined by 6 basis points reflecting the impact of the ‘mortgage price war’ and product switch from floating to fixed rate loans, and a change in deposit product mix.

•                  Other operating income increased $41 million (20%) due largely to the additional 2 months contribution from NBNZ ($37 million).  Volume growth in all segments was offset by reduced pricing, including increased discounting of mortgage loan approval fees.

•                  Operating costs increased $99 million (27%) as a result of the additional 2 months contribution from NBNZ ($79 million) and an increased investment in frontline staff.

•                  Provision for doubtful debts increased $2 million (5%) with improved credit quality and a revision of loss factors in NBNZ largely offsetting the additional 2 months contribution from NBNZ ($12 million).

Corporate Australia
Graham Hodges

• Corporate Banking Australia
• Business Banking Australia
• Small Business Banking

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
Net interest income	340	322	311	6%	9%
Other external operating income	142	140	131	1%	8%
Net inter business unit fees	(46)	(43)	(42)	7%	10%
Operating income	436	419	400	4%	9%
External operating expenses	(113)	(108)	(103)	5%	10%
Net inter business unit expenses	(32)	(34)	(35)	-6%	-9%
Operating expenses	(145)	(142)	(138)	2%	5%
Profit before debt provision	291	277	262	5%	11%
Provision for doubtful debts	(31)	(31)	(27)	0%	15%
Profit before income tax	260	246	235	6%	11%
Income tax expense and outside equity interests	(78)	(74)	(71)	5%	10%
Net profit attributable to members of the Company	182	172	164	6%	11%
Consisting of:
Business Banking Australia	92	88	84	5%	10%
Corporate Banking Australia	64	60	55	7%	16%
Small Business Banking	26	24	25	8%	4%
	182	172	164	6%	11%
Balance Sheet
Net loans & advances including acceptances	19,318	18,450	17,215	5%	12%
Other external assets	108	87	88	24%	23%
External assets	19,426	18,537	17,303	5%	12%
Deposits and other borrowings	16,630	15,715	14,997	6%	11%
Other external liabilities	5,608	5,508	5,282	2%	6%
External liabilities	22,238	21,223	20,279	5%	10%
Ratios
Net interest average margin	3.97%	3.98%	4.01%	0%	-1%
Return on assets	1.66%	1.65%	1.64%	1%	1%
Return on risk weighted assets	1.95%	1.95%	1.96%	0%	-1%
Operating expenses to operating income	33.3%	33.9%	34.5%	-2%	-3%
Operating expenses to average assets	1.33%	1.36%	1.38%	-2%	4%
Net specific provisions	(23)	(24)	(20)	-4%	15%
Net specific provision as a % of average net advances	0.24%	0.27%	0.24%	-11%	0%
Net non-accrual loans	56	51	42	10%	33%
Net non-accrual loans as a % of net advances	0.29%	0.28%	0.24%	4%	21%
Total employees	1,841	1,716	1,677	7%	10%

March 2005 half year compared to September 2004 half year

Profit after tax increased by 6%.  Significant influences on the result were:

•      Net interest income increased 6% driven by growth in both average lending (7%) and average deposits (6%).  The growth in average lending (Corporate Banking 6%, Business Banking 7%) and average deposit volumes (Corporate Banking 6%, Business Banking 5% and Small Business Banking 9%) resulted from increased activity with existing customers and new customer acquisition.  Key factors in achieving growth were the increased investment in frontline staff, the industry specialisation approach to customers and ANZ’s very competitive customer service proposition; offsetting this, lending volume growth slowed due to increased competition.  Deposit volume growth also reflected higher seasonal deposits over the December/January period.

The net interest margin remained stable, declining by 1 basis point.  Portfolio mix changes largely offset an increasing impact of competition in both Corporate and Business Banking markets.  Competitive margin pressure was more evident on the deposit side than the lending side of the balance sheet.

•      Other external operating income increased 1%, mainly driven by the success of the ‘Wall St to Main St’ proposition, including private equity.  The modest growth reflected a slow down in volumes and a degree of seasonality, which results in a cyclically stronger September half year.

•      Net inter-business unit fees, which represent the branch network costs, were 7% higher due to the increased investment in the branch network, including new and refurbished branches.

•      Effective cost management saw operating expenses increase only 2% despite a significant investment in frontline staff in Small Business Banking and ongoing investment in Corporate and Business Banking.  Staff numbers increased by 125.  The cost to income ratio reduced to 33.3%.

•      Provision for doubtful debts remained flat despite the increase in lending volumes.  Credit quality in both the Business Banking and Corporate segments remains sound.

•      Net specific provisions, at $23 million, are down 4% and significantly below expected loss levels.  Non-accrual loans as a percentage of the portfolio continued to remain at a low level.

March 2005 half year compared to March 2004 half year

Profit after tax increased 11%, with growth in Corporate Banking of 16% and Business Banking of 10%.  Net interest income increased 9% from growth in both average lending and average deposit volumes (15% and 11% respectively).  Net interest margins declined 4 basis points due to changes in product mix, reflecting a combination of faster growth in lending than deposits and higher growth rates in lower margin products and growing competition in business markets.  Other operating income increased mainly due to the growth in ‘Wall St to Main St’ activity.  Operating costs increased by 5% driven by a 10% increase in staff numbers and annual salary increases, funded in part through effective cost management.

Provision for doubtful debts increased by 15% reflecting growth in lending volumes.

Esanda and UDC

Elizabeth Proust

A leading provider of vehicle and equipment finance, rental services and fixed and at call investments.  Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	183	182	179	1%	2%
Other external operating income	57	56	48	2%	19%
Net inter business unit fees	(4)	(4)	(5)	0%	-20%
Operating income	236	234	222	1%	6%
External operating expenses	(81)	(83)	(76)	-2%	7%
Net inter business unit expenses	(14)	(14)	(13)	0%	8%
Operating expenses	(95)	(97)	(89)	-2%	7%
Profit before debt provision	141	137	133	3%	6%
Provision for doubtful debts	(31)	(34)	(33)	-9%	-6%
Profit before income tax	110	103	100	7%	10%
Income tax expense and outside equity interests	(33)	(29)	(31)	14%	6%
Net profit attributable to members of the Company	77	74	69	4%	12%

Operating expenses to operating income	40.3%	41.5%	40.1%	-3%	0%
Net specific provisions	(24)	(23)	(24)	4%	0%
Net non-accrual loans	43	37	59	16%	-27%
Total employees	1,349	1,297	1,252	4%	8%

March 2005 half year compared to September 2004 half year

Profit after tax increased by 4%.  Strong profit growth in Australia was partly offset by a weaker performance in New Zealand, which was impacted by structural changes and competitive pressure.  Significant influences on the result were:

•      Net interest income grew by 1% with a 2% increase in lending volumes reflecting seasonal patterns in new business writings in the first half and a very competitive market, particularly in New Zealand.  A 6 basis point decline in margins resulted from the cost of exiting franchisee arrangements in New Zealand and the run-off of higher yielding loans during the year which were increasingly replaced by new business from lower risk, lower margin, higher return segments.

•      Other operating income grew by 2% due primarily to increased fees from value-added fleet management services.

•      Operating expenses decreased by 2% with the September 2004 half including increased indirect taxes.  This reduction was partly offset by annual salary increases and an increased investment in growth with additional front-line staff and expenditure on the new Esanda Online Saver product.  The continued control of expenses and growth in income has resulted in the cost to income ratio falling to 40.3% from 41.5% in the September 2004 half.

•      Provision for doubtful debts decreased by 9% despite the 2% increase in lending volumes with an improvement in the credit quality of the loan book from an increased proportion of lower risk new business and assets.

March 2005 half year compared to March 2004 half year

Profit after tax grew by 12%.  Net interest income grew 2% driven by a 6% increase in lending volumes while other operating income increased 19% due primarily to changes in the fee structure for business lending in February 2004 and increased fees from value-added fleet management services.  Operating expenses increased by 7% as a result of higher staff numbers in frontline growth initiatives and call centres as well as annual salary increases.  These were offset by lower software expenditure and amortisation charges.  Provision for doubtful debts was 6% lower and net non-accrual loans were $16 million lower than March 2004 reflecting the overall improvement in credit quality.

Asia Pacific

Elmer Funke Kupper

Provision of primarily retail banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business unit excludes institutional and corporate transactions conducted in the Asia Pacific geographies and included in Institutional business unit results

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	78	79	74	-1%	5%
Other external operating income	73	74	73	-1%	0%
Operating income	151	153	147	-1%	3%
External operating expenses	(81)	(74)	(70)	9%	16%
Net inter business unit expenses	1	1	—	0%	n/a
Operating expenses	(80)	(73)	(70)	10%	14%
Profit before debt provision	71	80	77	-11%	-8%
Provision for doubtful debts	(11)	(12)	(11)	-8%	0%
Profit before income tax	60	68	66	-12%	-9%
Income tax expense and outside equity interests	(12)	(8)	(15)	50%	-20%
Net profit attributable to members of the Company	48	60	51	-20%	-6%

Operating expenses to operating income	53.0%	47.7%	47.6%	11%	11%
Net specific provisions	(17)	(7)	(7)	large	large
Net non-accrual loans	15	17	17	-12%	-12%
Total employees	2,040	1,972	1,890	3%	8%

March 2005 half year compared to September 2004 half year

Profit after tax decreased by 20%.  Improved core business revenue was offset by lower adjustments ($8 million) of provisions arising on adoption of equity accounting for PT Panin Bank in Indonesia and a strengthening of the AUD which suppressed profit growth by 2%.  Excluding exchange rate movements the main drivers of the results were:

•      Net interest income increased 3%.  A 12% growth in lending volumes, mainly in Fiji, and 10% growth in deposits were largely offset by the structural change in interest rate environment in PNG, with average Treasury Bill rates falling by approximately 600 basis points between the two halves.

•      Other operating income increased 2%.  Equity accounted income increased with improved core business performance in PT Panin Bank offset by lower adjustments of provisions created on adoption of equity accounting for PT Panin Bank.  The September 2004 half also included $2 million income from the sale of properties in the Pacific, which was not repeated in the March 2005 half.

•      Operating expenses increased due to the set-up cost for the ANZ Royal Bank joint venture in Cambodia, costs associated with building partner relationships in China and Vietnam and continued support for the centralisation of regional operations in Fiji.

•      Credit quality remains sound with reduction in provision for doubtful debts by 4%.  The increase in net specific provisions is a result of provisioning for one account in Fiji.

•      Income tax expense increased $4 million largely as a result of a one off tax credit arising from the repayment of foreign currency loans upon the exercise of options in PT Panin in the September 2004 half.

March 2005 half year compared to March 2004 half year

Profit after tax reduced 6%.  Operating income was flat with a 20% increase in lending volumes and strong core business performance in PT Panin Bank was offset by the impact of the structural change in the interest rate environment in PNG and the cessation of provision write-backs mentioned above.  Operating expenses increased 14% as a result of set-up costs of the ANZ Royal Bank operations in Cambodia and costs associated with building partner relationships in China and Vietnam.  The impact of exchange rate movements was immaterial.

ING Australia

Paul Bedbrook

INGA, the joint venture between ANZ and ING Group, provides integrated manufacture and distribution of wealth creation, management and protection products and services aligned to ANZ distribution and the open market

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Funds management income	226	237	206	-5%	10%
Risk income	110	101	80	9%	38%
	336	338	286	-1%	17%
Costs (excl goodwill on purchase of ANZ business)	(238)	(251)	(198)	-5%	20%
	98	87	88	13%	11%
Capital investment earnings	101	99	65	2%	55%
Net income	199	186	153	7%	30%
Income tax expense	(35)	(30)	(27)	17%	30%
Profit after tax	164	156	126	5%	30%

ANZ share
ANZ share of INGA earnings @ 49%	80	76	62	5%	29%
ANZ capital hedges	(11)	(7)	(6)	57%	83%
Net funding cost	(6)	(8)	(9)	-25%	-33%
Net return to ANZ(1)	63	61	47	3%	34%

(1)          Notional Goodwill amortisation of $21 million (Sep 04: $19 million; Mar 04: $22 million) is reported in the Group Centre.  Lower amortisation in the September 2004 half reflects goodwill reduction of $25 million from finalisation of completion accounts

March 2005 half year compared to September 2004 half year

Net return to ANZ increased by 3%.  Significant influences on the result were:

•      Funds management income reduced by 5%, impacted by a one-off increase to the reserve supporting annuity products, lower net income associated with a new franchise agreement, higher fee rebates payable to customers, outsourcing charges for administration of the Wrap product and a write down in the value of a subsidiary business.  Total funds under management and inflows increased by $2.6 billion or 9%.  INGA maintained its number 4 position in Retail Funds under Management as measured by ASSIRT.

•      Risk income increased by 9%, driven by continued favourable claims experience and increased sales of life insurance products through the ANZ network.

•      Costs reduced 5% from the September half year mainly due to lower costs associated with process improvements.

•      Capital investment earnings increased by 2% in line with continued strong investment markets.  ANZ continues to partially hedge against volatility in this income stream.  As a result, gains in capital investment earnings were offset by hedge losses.

•      Tax expense increased due to the higher capital investment earnings and operating profit.

March 2005 half year compared to March 2004 half year

Net return to ANZ increased 34%.  Funds management income increased by 10% due to continued strong investment markets and higher funds under management.  Life risk income increased driven by favourable claims experience and increased insurance sales through the ANZ network.  Costs increased by 20% due to the insourcing of investment management services in the September half year, increased investment in product systems and process improvements, and a write off of fixed assets.  Capital investment earnings increased over the March 2004 half with higher fixed interest and equity returns.  These gains were partly offset by losses on ANZ’s hedges.  Tax expense increased due to higher capital investment earnings.

Group Centre

•	Group People Capital	•	Group Strategic Development
•	Group Risk Management	•	Group Financial Management
•	Treasury	•	Operations, Technology and Shared Services

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net interest income	135	135	156	0%	-13%
Other external operating income	(3)	(5)	(11)	-40%	-73%
Net inter business unit fees	(1)	—	(5)	n/a	-80%
Operating income	131	130	140	1%	-6%
External operating expenses	(463)	(446)	(399)	4%	16%
Net inter business unit expenses	255	261	263	-2%	-3%
Operating expenses	(208)	(185)	(136)	12%	53%
Profit before debt provision	(77)	(55)	4	40%	large
Provision for doubtful debts	—	(20)	(22)	-100%	-100%
Profit before income tax	(77)	(75)	(18)	3%	large
Income tax expense and outside equity interests	(4)	(17)	(31)	-76%	-87%
Net profit attributable to members of the Company	(81)	(92)	(49)	-12%	65%
Including:
Treasury	9	16	37	-44%	-76%
Total employees	3,952	3,792	3,618	4%	9%

March 2005 half year compared to September 2004 half year

The result for the Group Centre was a loss of $81 million compared with a loss of $92 million in the September 2004 half.  Significant influences on the result were:

•      The strengthening of the average NZD exchange rate over the half resulted in a $12 million reduction in income on contracts put in place to hedge NZD denominated earnings.  These losses were offset in New Zealand Businesses, and the New Zealand component of the Institutional and Esanda and UDC businesses.  In addition the maturity of contracts put in place to hedge USD revenues resulted in a further decline of $9 million.

•      The investment of the Euro hybrid issue proceeds increased profit after tax by $5 million.

•      Group Treasury earnings reduced $7 million largely as a result of lower balance sheet management earnings in Singapore and reduced short end mismatch earnings.

•      Other operating income increased $2 million with the September 2004 half including settlement of the INGA warranties which enabled the release of provisions held against potential claims which was partly offset by a provision for loss on the proposed sale of property.

•      Operating expenses increased $23 million with increased risk management and compliance costs including Basel II, GST, International Accounting Standards and the US Sarbanes Oxley legislation, higher goodwill amortisation with the September half including an adjustment to align the amortisation term of goodwill on NBNZ’s balance sheet and reduce NBNZ goodwill following the final settlement with Lloyds TSB, and increased non-lending losses charge mainly related to cheque conversion fraud.

•      The decrease in tax expense reflects mainly the issue of shares under the employee share scheme and the impact of the Euro hybrid.  The September 2004 half includes non-taxable property write-downs.  Goodwill amortisation is booked in the Group Centre.

•      Provision for doubtful debts reduced $20 million with no additional charge in the Group Centre as a result of reduced risk in the Institutional offshore business.

March 2005 half year compared to March 2004 half year

The half year loss of $81 million compared with a loss of $49 million in the March 2004 half.  Revenue reduced 6% as a result of lower earnings in Treasury ($39 million).  Operating costs increased largely as a result of an additional $26 million goodwill amortisation on the NBNZ acquisition, provisioning for cheque conversion fraud and increased compliance and risk management costs.  Economic loss provisioning reduced reflecting the reduced additional charge taken in the Group Centre.

This page has been left blank intentionally

GEOGRAPHIC SEGMENT PERFORMANCE

Geographic performance

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net profit attributable to shareholders of the company
Australia	1,051	984	1,000	7%	5%
New Zealand	269	268	227	0%	19%
Asia Pacific	84	99	92	-15%	-9%
Other	71	68	77	4%	-8%
	1,475	1,419	1,396	4%	6%

Net profit excluding significant items(1) and NBNZ incremental integration costs(2)
Australia	1,051	970	916	8%	15%
New Zealand	286	282	227	1%	26%
Asia Pacific	84	99	92	-15%	-9%
Other	71	68	77	4%	-8%
	1,492	1,419	1,312	5%	14%

(1)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts as significant items.  In the March 2004 half $84 million net profit after tax arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(2)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

Net profit after income tax

		New	Asia
	Australia	Zealand	Pacific	Other	Total
March 2005 Half
Personal	442	202	53	—	697
Institutional	277	101	18	31	427
Corporate	182	107	27	—	316
Esanda and UDC	60	17	—	—	77
ING Australia	63	—	—	—	63
Group Centre	27	(158)	(14)	40	(105)
	1,051	269	84	71	1,475

September 2004 Half
Personal	417	194	41	—	652
Institutional	267	101	28	30	426
Corporate	172	96	30	—	298
Esanda and UDC	54	19	—	—	73
ING Australia	60	—	—	—	60
Group Centre	14	(142)	—	38	(90)
	984	268	99	68	1,419

March 2004 Half
Personal	384	145	35	—	564
Institutional	254	85	30	47	416
Corporate	164	63	29	—	256
Esanda and UDC	52	18	—	—	70
ING Australia	47	—	—	—	47
Group Centre	99	(84)	(2)	30	43
	1,000	227	92	77	1,396

Australia

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%

Net interest income	1,859	1,749	1,701	6%	9%
Fee income	877	862	818	2%	7%
Other operating income	266	293	357	-9%	-25%
Operating income	3,002	2,904	2,876	3%	4%
Operating expenses	(1,362)	(1,305)	(1,246)	4%	9%
Profit before debt provision	1,640	1,599	1,630	3%	1%
Provision for doubtful debts	(200)	(224)	(220)	-11%	-9%
Income tax expense	(389)	(392)	(410)	-1%	-5%
Outside equity interest	—	1	—	-100%	n/a
Net profit attributable to members of the Company	1,051	984	1,000	7%	5%
Net interest average margin	2.38%	2.43%	2.54%	-2%	-6%
Return on risk weighted assets	1.57%	1.56%	1.65%	1%	-5%
Operating expenses(1) to operating income	45.2%	44.8%	43.2%	1%	5%
Operating expenses(1) to average assets	1.52%	1.54%	1.58%	-1%	-4%
Net specific provision	(101)	(196)	(165)	-48%	-39%
Net specific provision as a % of average net advances	0.13%	0.27%	0.24%	-52%	-46%
Net non-accrual loans	220	213	275	3%	-20%
Net non-accrual loans as a % of net advances	0.14%	0.14%	0.19%	0%	-26%
Total employees	17,389	16,815	16,411	3%	6%
Lending growth	8.4%	6.2%	7.2%
External assets	185,434	170,455	161,542	9%	15%
Risk weighted assets	139,243	129,764	122,982	7%	13%

(1)          This excludes goodwill amortisation of $4 million (Sep 2004 half: $4 million; Mar 2004 half: $4 million).  Refer Note 15 on page 83

March 2005 half year compared to September 2004 half year

Profit after tax increased by 7%.  Excluding the Australian component of significant items, (refer page 12) profit increased by 8%.  Significant influences on the result were:

•      Net interest income increased by 6%.  Lending volumes increased 8%, driven by growth in Personal Banking 7%, Institutional 19% and Corporate Australia 5%.  Deposit and other borrowing volumes increased in Personal Banking 4% and Institutional 12%.  Net interest average margin decreased by 5 basis points with a change in the composition of the portfolio, with growth in lower margin mortgages, term deposit and cash management accounts, and increased competition in Institutional.  This was partly offset in Markets, where a higher proportion of revenue was booked as net interest ($19 million), offset by lower other operating income.

•      Fee income increased by 2% with a 3% increase in Personal Banking Australia, on higher lending volumes, higher income from financial planners and higher sales of general insurance products in the branch network.  Institutional reduced 3% due largely to increased competition in Institutional Banking.

•      Other operating income decreased $27 million.  The September 2004 half included $14 million profit from significant items, (refer page 12) and Markets declined $19 million, offset by higher net interest income as a result of lower funding costs on derivative positions.  Excluding these impacts, other operating income increased 2% with higher earnings from the sale of equity securities, (including Private Equity), in Institutional.

•      Operating expenses increased by 4% reflecting an increased investment in frontline staff and annual salary increases, and increased compliance costs including the US Sarbanes Oxley legislation and International Financial Reporting Standards.

•      Provision for doubtful debts decreased by 11% driven by a reduced charge in the Group Centre.  The impact of volume growth was offset by improved credit quality in most portfolios.  Net specific provisions decreased $95 million mainly in Institutional reflecting an improvement in overall credit quality and no new large credit provisions during the half.

March 2005 half year compared to March 2004 half year

Profit after tax increased 5%.  Excluding the Australian component of significant items, ($84 million profit in March 2004 half) profit increased by 15%. Net interest income increased 9% with higher lending volumes partly offset by 16 basis point margin contraction.  Fee income increased 7% mainly due to increased transaction and lending volumes in Personal Banking Australia.  Operating expenses increased 9% mainly due to a $75 million increase in personnel costs.

New Zealand

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%

Net interest income	789	771	600	2%	32%
Fee income	277	277	230	0%	20%
Other operating income	75	70	61	7%	23%
Operating income	1,141	1,118	891	2%	28%
Operating expenses	(661)	(640)	(488)	3%	35%
Profit before debt provision	480	478	403	0%	19%
Provision for doubtful debts	(57)	(63)	(55)	-10%	4%
Income tax expense	(154)	(147)	(119)	5%	29%
Outside equity interests	—	—	(2)	n/a	-100%
Net profit attributable to members of the Company	269	268	227	0%	19%
Net interest average margin	2.43%	2.49%	2.52%	-2%	-4%
Return on risk weighted assets	1.04%	1.11%	1.22%	-6%	-15%
Operating expenses(1) to operating income	50.6%	50.4%	48.3%	0%	5%
Operating expenses(1) to average assets	1.60%	1.66%	1.59%	-4%	1%
Net specific provision	(29)	(25)	(19)	16%	53%
Net specific provision as a % of average net advances	0.10%	0.09%	0.09%	11%	11%
Net non-accrual loans	42	47	41	-11%	2%
Net non-accrual loans as a % of net advances	0.07%	0.08%	0.08%	-13%	-13%
Total employees	9,256	8,816	8,596	5%	8%
Lending growth (including FX impact)	5.0%	10.7%	153.3%
Lending growth (excluding FX impact)	6.9%	3.2%	154.1%
External assets	73,566	69,801	67,921	5%	8%
Risk weighted assets	53,472	49,863	46,900	7%	14%

(1)          This excludes goodwill amortisation of $84 million (Sep 2004 half: $77 million; Mar 2004 half: $58 million).  Refer Note 15 on page 83

The following table represents the New Zealand geography in local currency (NZD).

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	NZD M	NZD M	NZD M	%	%

Net interest income	855	859	684	0%	25%
Fee income	300	308	263	-3%	14%
Other operating income	81	78	69	4%	17%
Operating income	1,236	1,245	1,016	-1%	22%
Operating expenses	(716)	(713)	(557)	0%	29%
Profit before debt provision	520	532	459	-2%	13%
Provision for doubtful debts	(62)	(71)	(62)	-13%	0%
Income tax expense	(167)	(163)	(136)	2%	23%
Outside equity interests	—	—	(2)	n/a	-100%
Net profit attributable to members of the Company	291	298	259	-2%	12%
External assets	80,179	74,687	77,885	7%	3%
Risk weighted assets	58,280	53,353	53,781	9%	8%

Reconciliation of Geographic result

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
NZ Business
New Zealand Businesses	306	291	219	5%	40%
UDC	17	19	18	-11%	-6%
Institutional	101	101	85	0%	19%
	424	411	322	3%	32%
Total integration costs	(21)	(23)	(5)	-9%	large
NBNZ goodwill	(81)	(75)	(54)	8%	50%
Acquisition and funding	(68)	(59)	(39)	15%	74%
Other	15	14	3	7%	large
New Zealand geography	269	268	227	0%	19%

March 2005 half year compared to September 2004 half year

Profit after tax was flat.  After adjusting for the impact of a 3% strengthening in the average NZD exchange rate, which impacted all trends, profit after tax reduced 2%.  Increased profit (in NZD terms) in New Zealand Businesses (2%) was offset by reduced profit in Institutional (-3%) and UDC (-14%).  The Institutional result includes a reduction in profit of $3 million due to acquisition related revenue attrition.  Profit on structured deals was $6 million lower as a result of the planned roll off of structured transactions.  Both reductions are in line with expectations.  Key influences on the result excluding the impact of exchange rates include:

•      Net interest income was constrained, partly due to higher costs of funding the NBNZ acquisition due to rising interest rates ($9 million) and a $7 million reduction in Treasury earnings due to lower mismatch earnings from a rising rate environment.  Lending volumes increased 7% with growth in New Zealand businesses (6%), and Institutional (21%, mainly in Institutional Banking and Structured Financing) offsetting a reduction in UDC (5%).  Customer deposit volumes increased 3% in New Zealand businesses.  Net interest margins have reduced 6 basis points as a result of the “mortgage price war” and product switch from floating to fixed rate loans, margin reductions in Institutional Banking, higher funding costs, and a change in deposit mix with volume growth in lower margin call and term deposit products.

•      Fee income reduced 3% with retail loan approval fees constrained as a result of competitive discounting, a decision to restructure the honour fee in ANZ Retail, and seasonally lower lending fees in Rural Banking largely offsetting volume driven increases in fees in Institutional.

•      Other operating income was higher, with increased income from private equity transactions being partly offset by reduced profit on trading instruments with low interest rate volatility and a flat yield curve resulting in reduced customer hedging activity.

•      Operating expenses were flat in NZD terms.  Salary increases and an increased investment in front-line staff increasing staff numbers by 5% have been offset by seasonally lower staff leave costs and constraints on discretionary spend.  The total integration spend was flat.

•      Provision for doubtful debts reduced by $8 million with increased lending volumes being offset by the revision of loss factors in NBNZ following further analysis of loss history and an increased proportion of low risk residential and rural lending.  Non-accrual loans remain at a low level.

March 2005 half year compared to March 2004 half year

Profit after tax increased $42 million (19%) due largely to the inclusion of an additional two months contribution from NBNZ ($29 million including acquisition and funding costs) and the impact of a 5% appreciation in the average NZD exchange rate.  The Institutional result includes a reduction in profit of $3 million due to acquisition related revenue attrition.  This reduction is in line with expectations.  After adjusting for the additional 2 months contribution from NBNZ and the impact of a strengthening NZD, profit after tax was flat.

•      Net interest increased 32% driven by an additional 2 months contribution from NBNZ ($127 million including acquisition and funding costs) and a 10% growth in NZD lending volumes and NZD growth in deposits in NBNZ Retail and ANZ Retail of 7% and 6% respectively.  Interest margin has declined by 9 basis points reflecting the impact of the “mortgage price war”, lending product switch from variable to fixed, and a change in deposit mix.

•      Fee income increased $47 million (20%) as a result of an additional 2 months contribution from NBNZ ($38 million).  Volume growth in New Zealand businesses and Institutional was partly offset by reduced pricing and increased discounting of mortgage loan approval fees.

•      Other operating income increased $14 million (23%) as a result of an additional 2 months contribution from NBNZ ($15 million) partly offset by lower revenue in UDC ($2 million) and current year losses in Treasury resulting from conversion of foreign denominated funding into NZD ($3 million).

•      Operating costs increased $173 million (35%) as a result of an additional 2 months contribution from NBNZ ($115 million including goodwill amortisation), integration costs and an increased investment in frontline staff.

Asia Pacific

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%

Net interest income	102	115	109	-11%	-6%
Fee income	55	59	51	-7%	8%
Other operating income	79	70	80	13%	-1%
Operating income	236	244	240	-3%	-2%
Operating expenses	(114)	(107)	(102)	7%	12%
Profit before debt provision	122	137	138	-11%	-12%
Provision for doubtful debts	(15)	(16)	(18)	-6%	-17%
Income tax expense	(22)	(20)	(27)	10%	-19%
Outside equity interests	(1)	(2)	(1)	-50%	0%
Net profit attributable to members of the Company	84	99	92	-15%	-9%
Operating expenses(1) to operating income	47.9%	43.0%	42.1%	11%	14%
Net specific provision	(15)	(9)	(10)	67%	50%
Net non-accrual loans	21	22	24	-5%	-13%
Total employees	2,275	2,221	2,131	2%	7%

(1)          This excludes goodwill amortisation of $1 million (Sep 2004 half: $2 million; Mar 2004 half: $1 million).  Refer Note 15 on page 83

March 2005 half year compared to September 2004 half year

Profit after tax decreased 15%.  The result was significantly impacted by lower adjustments of provisions arising on adoption of equity accounting for PT Panin Bank ($8 million), lower interest earnings in the Treasury operations in Singapore ($9 million after tax) and the impact of appreciation of the AUD which suppressed profit growth by 4% ($4 million).

Excluding exchange rate movements other areas of the business improved with the main drivers of the results being:

•      Net interest reduced 7% with the impact of the structural change in the interest rate environment in PNG, with average Treasury Bill rates falling by approximately 600 basis points between the two halves, and reduced Treasury earnings in Singapore offsetting volume driven increases in other regions in a competitive environment.

•      Other operating income increased 17% with stronger than expected growth in PT Panin Bank and increased foreign exchange earnings.

•      Operating expenses increased due to set-up costs for the ANZ Royal Bank joint venture in Cambodia, costs associated with building partner relationships in China and Vietnam and the centralisation of regional operations in Fiji.

•      Provision for doubtful debts reduced by 7%, which reflects a lower loss rate on credit cards in Indonesia.  The increase in net specific provisions is a result of provisioning for one account in Fiji.

•      Income tax expense increased, despite lower profit before tax, largely as a result of a one off tax credit arising from the repayment of foreign currency loans upon the exercise of options in PT Panin in the September 2004 half.

March 2005 half year compared to March 2004 half year

Profit after tax reduced 9%.  Operating income reduced 2% with the impact of the structural change in the interest environment in PNG, and lower Treasury earnings offset by growth in tother areas.  Operating expenses increased by 12% as a result of set-up cost of the ANZ Royal Bank operations in Cambodia and costs associated with building partner relationships in China and Vietnam.

Other

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%

Net interest income	103	110	99	-6%	4%
Fee income	53	62	62	-15%	-15%
Other operating income	22	15	24	47%	-8%
Operating income	178	187	185	-5%	-4%
Operating expenses	(63)	(72)	(66)	-13%	-5%
Profit before debt provision	115	115	119	0%	-3%
Provision for doubtful debts	(12)	(16)	(20)	-25%	-40%
Income tax expense	(32)	(31)	(22)	3%	45%
Net profit attributable to members of the Company	71	68	77	4%	-8%
Operating expenses to operating income	35.4%	38.5%	35.7%	-8%	-1%
Net specific provision	(6)	(17)	(2)	-65%	large
Net non-accrual loans	43	169	177	-75%	-76%
Total employees	912	903	833	1%	9%

March 2005 half year compared to September 2004 half year

Profit after tax increased by 4%.  Excluding the impact of exchange rates profit increased by 10%.  Significant influences on the result excluding the impact of exchange rates were:

•      Net interest income decreased 2%. Higher earnings on capital following interest rates increases during the September 2004 half and higher earnings on funds lent to New Zealand were offset by a decline in Institutional following the sale of the London headquartered project finance business and the continued strategy to de-risk the overseas portfolios.

•      Fee income reduced 10% following the sale of the project finance businesses.

•      Other operating income increased by $7 million mainly due to the profit on sale of the project finance activities and a $2 million increase in income in Markets.

•      Operating expenses decreased 7% as the sale of the project finance business resulted in a reorganisation in the London infrastructure, which decreased personnel, computer and other expenses.  Employee numbers increased 1% with additional technology staff in ANZIT in India.

•      Provision for doubtful debts decreased 24% reflecting the reduction in the exposure to the US and UK Power and Telecommunications sectors.  Net specific provisions reduced with no significant new provisions in the half and the recovery of several bad debts previously provided for.

March 2005 half year compared to March 2004 half year

Profit after tax decreased 8%.  After adjusting for the impact of exchange rate movements, profit decreased 6%.  A 4% increase in net interest income was largely due to earnings on additional capital associated with funding the NBNZ acquisition.  Fee income reduced $9 million largely due to the sale of the project finance business.  Foreign exchange earnings reduced from the strong March 2004 half.  Provision for doubtful debts decreased 40% driven by a 13% reduction in loan volumes and the impact of the strategy to de-risk the offshore portfolios.  Income tax expense increased $10 million largely due to the March 2004 half including the release of a $7 million tax provision relating to prior year tax expense in the US.

FOUR YEAR SUMMARY BY HALF YEAR

	Mar 05	Sep 04	Mar 04	Sep 03	Mar 03	Sep 02	Mar 02	Sep 01
	$M	$M	$M	$M	$M	$M	$M	$M

Statement of Financial Performance
Net interest income	2,853	2,745	2,509	2,171	2,140	2,053	1,965	1,954
Other operating income	1,704	1,708	1,683	1,456	1,352	1,561	1,409	1,333
Operating expense	(2,200)	(2,124)	(1,902)	(1,626)	(1,602)	(1,575)	(1,330)	(1,553)
Provision for doubtful debts	(284)	(319)	(313)	(311)	(303)	(309)	(551)	(290)
Profit before income tax	2,073	2,010	1,977	1,690	1,587	1,730	1,493	1,444
Income tax expense	(597)	(590)	(578)	(482)	(444)	(457)	(441)	(468)
Outside equity interest	(1)	(1)	(3)	(1)	(2)	(1)	(2)	(1)
Net profit attributable to members of the Company	1,475	1,419	1,396	1,207	1,141	1,272	1,050	975
Statement of Financial Position
Assets	277,849	259,345	247,288	195,591	190,518	183,105	176,589	185,493
Net assets	19,008	17,925	16,748	13,787	12,485	11,465	10,803	10,551
Ratios
Return on average ordinary equity(1)	17.2%	17.3%	19.1%	20.9%	20.3%	24.8%	21.6%	20.9%
Return on average ordinary equity(1) excluding significant items(2) and NBNZ incremental integration costs(3)	17.4%	17.3%	18.4%	20.9%	20.3%	21.4%	21.9%	20.9%
Return on average assets	1.1%	1.1%	1.2%	1.2%	1.2%	1.4%	1.2%	1.1%
Tier 1 capital ratio	7.0%	6.9%	7.0%	7.7%	7.7%	7.9%	7.8%	7.5%
Operating expenses(4) to operating income	46.3%	45.8%	43.9%	44.6%	45.6%	43.3%	39.1%	47.0%
Operating expenses(4) to operating income excluding significant items(2) and NBNZ incremental integration costs(3)	45.8%	45.5%	45.1%	44.6%	45.6%	45.5%	46.5%	47.0%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)	11.3%	3.0%	13.6%	2.5%	4.1%	1.4%	13.7%	18.6%
Market capitalisation	37,584	34,586	34,284	27,314	27,135	26,544	26,579	23,783
Dividend	51 cents	54 cents	47 cents	51 cents	44 cents	46 cents	39 cents	40 cents
Franked portion	100%	100%	100%	100%	100%	100%	100%	100%
Share price(5)
• high	$22.02	$19.44	$19.40	$18.45	$18.19	$19.70	$17.90	$16.71
• low	$19.02	$17.45	$15.94	$16.66	$15.01	$16.18	$15.23	$12.85
• closing	$20.62	$19.02	$18.96	$17.17	$17.15	$16.88	$17.00	$15.28
Share information (per fully paid ordinary share)
Earnings per share - basic(5)	78.8c	76.4c	76.8c	73.3c	69.1c	77.7c	63.6c	59.1c
Dividend payout ratio	64.7%	71.0%	63.8%	67.0%	61.3%	57.0%	58.9%	65.0%
Net tangible assets	$7.69	$7.51	$6.94	$7.49	$7.32	$6.58	$6.14	$5.96
Number of fully paid ordinary shares on issue (millions)	1,822.7	1,818.4	1,808.2	1,521.7	1,513.4	1,503.9	1,495.7	1,488.3
Other information
Permanent employees (FTE’s)	28,388	27,383	26,585	21,586	21,218	21,380	21,508	21,403
Temporary employees (FTE’s)	1,444	1,372	1,386	1,551	1,265	1,102	1,229	1,098
Total employees	29,832	28,755	27,971	23,137	22,483	22,482	22,737	22,501
Number of shareholders(6)	255,655	252,072	245,173	223,545	210,512	198,716	190,133	181,667

(1)          Average ordinary shareholders’ equity excludes outside equity interests

(2)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items.  In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items.  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(3)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million).  NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration.

(4)          Operating expenses excludes goodwill amortisation of $89 million (Sep 2004: $83 million; Mar 2004: $63 million; Sep 2003: $9 million; Mar 2003: $9 million; Sep 2002: $10 million; Mar 2002: $10 million; Sep 2001: $8 million)

(5)          September 2003 and prior periods adjusted for the bonus element of the rights issue

(6)          Excludes employees whose only ANZ shares are held in trust under ANZ employee share schemes

This page has been left blank intentionally

Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DISCLOSURES

Half year ended

31 March 2005

CONSOLIDATED FINANCIAL STATEMENTS - TABLE OF CONTENTS

Directors’ Report
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Statement of Changes in Equity
Consolidated Statement of Cash Flows
Notes to the Financial Statements
1.	Accounting policies
2.	Income
3.	Operating expenses
4.	Income tax expense
5.	Dividends
6.	Earnings per share
7.	Net loans and advances
8.	Impaired assets
9.	Provision for doubtful debts
10.	Loan capital
11.	Share Capital
12.	Capital adequacy
13.	Average balance sheet and related interest
14.	Interest spreads and net interest average margins
15.	Segment analysis
16.	Derivative financial instruments
17.	Contingent liabilities and contingent assets
18.	Note to the Statement of Cash Flows
19.	Changes in composition of the Group
20.	Associates, joint venture entities and investments
21.	US GAAP reconciliation
22.	Exchange rates
23.	Significant events since balance date
Directors’ Declaration
Auditors’ Review Report and Independence Declaration
Definitions
Alphabetical Index

DIRECTORS’ REPORT

The directors present their report on the consolidated financial report for the half year ended 31 March 2005.

Directors

The names of the directors of the Company who held office during and since the end of the half year are:

Mr. CB Goode, AC - Chairman	Director since 24 July 1991, Chairman since 24 August 1995
Mr J McFarlane, OBE - Chief Executive Officer	CEO and director since 1 October 1997
Dr GJ Clark	Director since 1 February 2004
Mr JC Dahlsen	Director since 20 May 1985; retired 3 February 2005
Dr RS Deane	Director since 28 September 1994
Mr JK Ellis	Director since 1 October 1995
Mr DM Gonski, AO	Director since 7 February 2002
Ms MA Jackson, AC	Director since 22 March 1994
Mr DE Meiklejohn	Director since 1 October 2004
Mr JP Morschel	Director since 1 October 2004
Dr BW Scott, AO	Director since 21 August 1985; retired 23 April 2005

Result

The consolidated profit from ordinary activities after income tax attributable to shareholders of the Company was $1,475 million.  Further details are contained in the Results Commentary and Business Performance Review on pages 11 to 46 and in the financial report.

Review of operations

A review of the operations of the Group during the half year and the results of those operations are contained in the Results commentary and Business Performance Review on pages 11 to 46.

Lead auditor’s independence declaration

The lead auditor’s independence declaration, as required under section 307C of the Corporations Act 2001 (as amended) is set out on page 94 and forms part of the Director’s. Report for the half year ended 31 March 2005.

Rounding of amounts

The Company is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001 (as amended).  Consequently, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Director

26 April 2005

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

		Half	Half	Half	Movt	Movt
		year	year	year	Mar 05	Mar 05
	Note	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
		$M	$M	$M	%	%
Total income	2	9,981	9,282	8,226	8%	21%
Interest income		8,277	7,574	6,543	9%	27%
Interest expense		(5,424)	(4,829)	(4,034)	12%	34%
Net interest income		2,853	2,745	2,509	4%	14%
Other operating income	2	1,704	1,708	1,683	0%	1%
Operating income		4,557	4,453	4,192	2%	9%
Operating expenses	3	(2,200)	(2,124)	(1,902)	4%	16%
Profit before debt provision		2,357	2,329	2,290	1%	3%
Provision for doubtful debts	9	(284)	(319)	(313)	-11%	-9%
Profit before income tax		2,073	2,010	1,977	3%	5%
Income tax expense	4	(597)	(590)	(578)	1%	3%
Profit after income tax		1,476	1,420	1,399	4%	6%
Net profit attributable to outside equity interest		(1)	(1)	(3)	0%	-67%
Net profit attributable to shareholders of the Company		1,475	1,419	1,396	4%	6%

Currency translation adjustments, net of hedges after tax		(284)	487	(254)	large	12%
Total adjustments attributable to shareholders of the company recognised directly into equity		(284)	487	(254)	large	12%
Total changes in equity other than those resulting from transactions with shareholders as owners		1,191	1,906	1,142	-38%	4%
Earnings per ordinary share (cents)
Basic	6	78.8	76.4	76.8	3%	3%
Diluted		76.9	74.4	75.3	3%	2%
Dividend per ordinary share (cents)	5	51	54	47	-6%	9%
Net tangible assets per ordinary share ($)		7.69	7.51	6.94	2%	11%

The notes appearing on pages 62 to 92 form an integral part of these financial statements

Equity instruments issued to employees

Under existing Australian Accounting Standards, certain equity instruments issued to employees are not required to be expensed.  The impact of expensing options, and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Net profit attributable to shareholders of the Company	1,475	1,419	1,396	4%	6%
Expenses attributable to:
Options issued to Group Heads(1)	(3)	(4)	(4)	-25%	-25%
Options issued to general management(1)	(11)	(11)	(12)	0%	-8%
Shares issued under $1,000 employee share plan	(23)	—	(22)	n/a	5%
Total	1,438	1,404	1,358	2%	6%

(1)          Based on fair values estimated at grant date in accordance with the fair value measurement provisions of AASB 1046. Value of options amortised on a straight line basis over the vesting period.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

					Movt	Movt
		As at	As at	As at	Mar 05	Mar 05
	Note	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
		$M	$M	$M	%	%
Assets
Liquid assets		8,855	6,363	5,732	39%	54%
Due from other financial institutions		6,428	4,781	7,093	34%	-9%
Trading securities(1)		6,108	5,478	6,393	12%	-4%
Investment securities		6,745	7,746	6,669	-13%	1%
Net loans and advances	7	218,558	204,962	188,858	7%	16%
Customer’s liability for acceptances		12,922	12,466	13,358	4%	-3%
Regulatory deposits		143	176	107	-19%	34%
Shares in associates and joint venture entities		1,764	1,960	1,905	-10%	-7%
Deferred tax assets		1,234	1,454	1,319	-15%	-6%
Goodwill(2)		3,118	3,269	3,202	-5%	-3%
Other assets(3),(4)		10,493	9,158	11,117	15%	-6%
Premises and equipment		1,481	1,532	1,535	-3%	-4%
Total assets		277,849	259,345	247,288	7%	12%
Liabilities
Due to other financial institutions		10,056	7,349	7,143	37%	41%
Deposits and other borrowings		180,410	168,557	163,208	7%	11%
Liability for acceptances		12,922	12,466	13,358	4%	-3%
Income tax liabilities		1,715	1,914	1,454	-10%	18%
Payables and other liabilities(4)		12,431	14,212	15,918	-13%	-22%
Provisions		865	845	857	2%	1%
Bonds and notes		32,321	27,602	21,245	17%	52%
Loan capital(5)	10	8,121	8,475	7,357	-4%	10%
Total liabilities		258,841	241,420	230,540	7%	12%
Net assets		19,008	17,925	16,748	6%	13%
Shareholders’ equity
Ordinary share capital		8,028	8,005	7,865	0%	2%
Preference share capital		1,858	987	987	88%	88%
Reserves		295	579	106	-49%	large
Retained profits		8,809	8,336	7,773	6%	13%
Share capital and reserves attributable to shareholders of the Company		18,990	17,907	16,731	6%	14%
Outside equity interests		18	18	17	0%	6%
Total shareholders’ equity		19,008	17,925	16,748	6%	13%

Derivative financial instruments	16
Contingent liabilities and contingent assets	17

(1)          Includes bills held in portfolio $1,395 million (Sep 2004: $1,875; Mar 2004: $1,387 million) which are part of net advances

(2)          Excludes notional goodwill in equity accounted entities, mainly $733 million included in the net carrying value of INGA (Sep 2004: $754 million; Mar 2004: $799 million)

(3)          Includes interest revenue receivable $1,520 million (Sep 2004: $1,568 million; Mar 2004: $1,310 million)

(4)          Other assets includes life insurance assets of $50 million (Sep 2004: $65 million; Mar 2004: $52 million). Payables and other liabilities includes policy holder liabilities of $31 million (Sep 2004: $30 million; Mar 2004: $25 million)

(5)          Includes $1,425 million (Sep 2004: $1,535 million; Mar 2004: $1,450 million) hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 62 to 92 form an integral part of these financial statements

STATEMENT OF CHANGES IN EQUITY

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Share capital
Balance at start of period	8,992	8,852	6,387	2%	41%
Ordinary shares
Rights issue	—	(10)	3,572	-100%	-100%
Dividend reinvestment plan(1)	78	70	65	11%	20%
Group employee share acquisition scheme	14	23	24	-39%	-42%
Group share option scheme	48	57	29	-16%	66%
Group Share Buyback	(117)	—	—	n/a	n/a
Preference shares
New preference share issues	871	—	—	n/a	n/a
Redemption of preference shares	—	—	(1,225)	n/a	-100%
Total share capital	9,886	8,992	8,852	10%	12%
Foreign currency translation reserve
Balance at start of period	218	(269)	(239)	large	large
Currency translation adjustments net of hedges after tax	(284)	487	(254)	large	12%
Transfer from general reserve	—	—	224	n/a	-100%
	(66)	218	(269)	large	-75%
General reserve
Balance at start of period	181	195	239	-7%	-24%
TrUEPrs preference share gain on buy back	—	—	180	n/a	-100%
Transfer (to) from retained profits/FCTR	—	(14)	(224)	-100%	-100%
	181	181	195	0%	-7%
Asset revaluation reserve	31	31	31	0%	0%
Capital reserve	149	149	149	0%	0%
Total reserves	295	579	106	-49%	large
Retained profits
Balance at start of period	8,336	7,773	7,203	7%	16%
Net profit attributable to shareholders of the Company	1,475	1,419	1,396	4%	6%
Total available for appropriation	9,811	9,192	8,599	7%	14%
Transfers from (to) reserves	—	14	—	-100%	n/a
Ordinary share dividends provided for or paid	(964)	(836)	(762)	15%	27%
Preference share dividends paid	(38)	(34)	(64)	12%	-41%
Retained profits at end of period	8,809	8,336	7,773	6%	13%
Total shareholders’ equity attributable to shareholders of the Company	18,990	17,907	16,731	6%	14%

(1)          Ordinary shares are also issued under the ANZ Bonus Option Plan

The notes appearing on pages 62 to 92 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

		Half	Half	Half
		year	year	year
		Mar 05	Sep 04	Mar 04
		Inflows	Inflows	Inflows
	Note	(Outflows)	(Outflows)	(Outflows)
		$M	$M	$M
Cash flows from operating activities
Interest received		8,699	7,783	6,732
Dividends received		38	2	1
Fees and other income received		1,095	2,022	1,235
Interest paid		(5,411)	(4,529)	(3,729)
Personnel expenses paid		(1,213)	(1,120)	(990)
Premises expenses paid		(181)	(156)	(156)
Other operating expenses paid		(1,050)	(1,141)	(952)
Income taxes paid
Australia		(278)	(50)	79
Overseas		(195)	(164)	(112)
Net GST paid		(6)	(8)	(11)
Net (increase) decrease in trading securities		(638)	1,070	(556)
Net cash provided by operating activities	18	860	3,709	1,541
Cash flows from investing activities
Net decrease(increase)
Liquid assets - greater than three months		(370)	(7)	(318)
Due from other financial institutions		(13)	1,151	(629)
Regulatory deposits		24	(63)	(13)
Loans and advances		(15,423)	(12,201)	(10,556)
Shares in associates and joint venture entities		243	(14)	(21)
Investment securities
Purchases		(9,585)	(8,551)	(5,860)
Proceeds from sale or maturity		10,462	7,664	4,037
Controlled entities and associates
Purchased (net of cash acquired)		—	68	(3,292)
Premises and equipment
Purchases		(155)	(155)	(145)
Proceeds from sale		5	23	30
Other		(1,975)	593	1,142
Net cash (used in) investing activities		(16,787)	(11,492)	(15,625)
Cash flows from financing activities
Net (decrease)increase
Due to other financial institutions		2,892	(1,257)	985
Deposits and other borrowings		14,054	3,167	8,049
Payables and other liabilities		(687)	(431)	(630)
Bonds and notes
Issue proceeds		8,319	6,550	7,631
Redemptions		(2,629)	(2,408)	(1,692)
Loan capital
Issue proceeds		—	685	2,009
Redemptions		—	—	(368)
Decrease in outside equity interests		—	—	(1)
Dividends paid		(924)	(800)	(761)
Share capital issues		62	70	3,625
Share capital buyback		(117)	—	—
Euro Hybrid preference share issue		875	—	—
Euro Hybrid issues costs		(4)	—	—
Preference share buyback		—	—	(1,045)
Net cash provided by financing activities		21,841	5,576	17,802
Net cash provided by operating activities		860	3,709	1,541
Net cash (used in) investing activities		(16,787)	(11,492)	(15,625)
Net cash provided by financing activities		21,841	5,576	17,802
Net (decrease)increase in cash and cash equivalents		5,914	(2,207)	3,718
Cash and cash equivalents at beginning of period		7,854	8,454	7,315
Foreign currency translation on opening balances		(2,072)	1,607	(2,579)
Cash and cash equivalents at end of period	18	11,696	7,854	8,454

The notes appearing on pages 62 to 92 form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

1.             Accounting policies

These consolidated financial statements comprise a general purpose financial report and:

•                  should be read in conjunction with the ANZ Financial Report and ANZ Annual Report for the year ended 30 September 2004 and any public announcements made by the Parent Entity and its controlled entities (the Group) for the half year ended 31 March 2005 in accordance with the continuous disclosure obligations under the Corporations Act 2001 (as amended).

•                  are made out in accordance with the Corporations Act 2001 (as amended), ASX listing rules, applicable Accounting Standards, Urgent Issues Group Consensus Views, the Corporations Regulations 2001, and other mandatory reporting requirements.

•                  are condensed financial statements as defined in AASB1029: Interim Financial Reporting.  This report does not include all notes of the type normally included in the annual financial report.

•                  have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and the deemed cost of properties.

Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison.

The accounting policies followed in preparing these consolidated financial statements are consistent with those applied in the ANZ Financial report and Annual report for the year ended 30 September 2004.  Details of critical accounting policies are shown on pages 29 to 32.  Details of the International Financial Reporting Standards that have been identified as significant to the Group are detailed below.

International Financial Reporting Standards

For ANZ’s reporting period commencing 1 October 2005, the Group will be required to prepare financial statements using Australian Standards that have been revised to satisfy the requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  The Group will report for the first time in compliance with Australian equivalents to IFRS when the results for the half-year ended 31 March 2006 and the year ended 30 September 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply Australian equivalents to IFRS will be made against retained earnings in this opening balance sheet.  However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  Comparatives are not required for AASB 132: Financial Instruments: Disclosure and Presentation, AASB 139: Financial Instruments: Recognition and Measurement and AASB 4: Insurance Contracts.

A Steering Committee is monitoring the adoption of IFRS as per the Group’s implementation plan.  This Committee has been following developments in IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies.  Dedicated workstreams are responsible for evaluating the impact of a specific group of accounting changes.  Each workstream has completed its technical evaluation phase and is progressing through the design, development and implementation phases for each workstream.  The Group is well progressed in ensuring it will comply with IFRS by 1 October 2005.

The following table describes the anticipated impact of the adoption of IFRS.  The work to finalise the impact is still continuing and the figures provided below are estimates only.  The Group may make adjustments to the selection and application of its IFRS accounting policies to reflect changes in financial reporting requirements arising from new or revised standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the Group’s half year financial report as at 31 March 2005.  This table discusses future expectations and is not a guarantee of future performance.  It contains forward looking statements and is subject to the qualifications set out on the contents page.

Credit Loss Provisioning Initial impact on retained earnings at 1 October 2005 Volatility in future earnings

IFRS adopts an approach known as ‘incurred losses’ for credit loss provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds, there is a resulting recognition of a reduced specific provision in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The current ELP charge to profit will be replaced, on adoption of IFRS, by a charge for specific provisions on impaired exposures, plus a charge for movements in the provision that is held for exposures that are being collectively assessed for impairment.

It is expected that the proposed changes will have an impact on the overall level of provisioning which the bank holds against its credit exposures on initial adoption. Subsequently it is likely there will be more volatility in the level of impairment expense included in future earnings.

Debt v Equity classification Initial impact on statement of financial position at 1 October 2005 New liabilities recognised

The Group has issued a number of hybrid tier one instruments. The ANZ StEPS issue, which is currently treated as equity, will be reclassified as debt. The balance of ANZ StEPS as at 1 October 2004 was $987 million. Distributions on ANZ StEPS (currently approximately $62 million per annum before tax) will be treated as interest rather than dividends and issue costs of $13 million will be amortised to interest (approximately $2.6 million per annum before tax).

Fee Revenue Initial impact on retained earnings at 1 October 2005 for yield adjusted fees and 1 October 2004 for other financial service fees Increased deferral of fee income

Revised standards on the accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield or over the period of service. Fees required to be treated as an adjustment to yield will be recognised in interest income rather than fee income. Certain fees relating to services performed that have previously been recognised in the statement of financial performance will be deferred as at 1 October 2004, and other fees, including loan establishment fees, will be deferred as at 1 October 2005. Whilst the amount of fees deferred is likely to be significant in both cases, it is not expected to result in a material annual impact on net profit. These fees will be amortised to income over the expected life of the loan or the period for which the service is provided.

Foreign Currency transaction reserve Initial impact on retained earnings at 1 October 2004	On transition, IFRS permits an entity to reset amounts recorded in the foreign currency translation reserve to zero. It is likely that the Group will apply this exemption.

Goodwill Initial impact on retained earnings at 1 October 2004 Volatility in future earnings

The current Group policy of amortising goodwill over the expected period of benefit will cease. Instead, goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. This change in policy may result in increased volatility of future earnings where impairment losses may occur. This change in accounting policy will reduce expenses by approximately $220 million per annum before tax based on the Group’s financial results for the March 2005 half year.

Hedging Initial impact on retained earnings at 1 October 2005 Volatility in future earnings New assets/liabilities recognised

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met.

Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. The Group expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.
The hedging rules will impact the way the Group accounts for hedges of its funding and for hedges of its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted by the hedging rules.

Post Employment Benefits Initial reduction in retained earnings at 1 October 2004

The Group does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes, including those which operate in Australia, New Zealand and the United Kingdom. On adoption of AASB 119: Employee Benefits, the Group will recognise the net position of each scheme on the statement of financial position.

As at 1 October 2004, the aggregate value of the Group’s defined benefit schemes calculated in accordance with AASB 119 reflected an overall deficit of approximately $250 million before tax. This initial adjustment will be made, retrospectively, against opening retained earnings as at 1 October 2004.

IFRS permit three options for the recognition of actuarial gains and losses associated with defined benefit schemes where the gains and losses are either:

•      wholly recognised in the statement of financial performance;

•     wholly recognised in retained earnings; or

•     proportionately recognised in the statement of financial performance over the average service life of employees.

The Group is likely to recognise actuarial gains and losses in retained earnings.

Securitisation New assets/liabilities recognised

IFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle for securitisation. Existing securitisations, both of our own assets and of our customers’ assets, require an assessment of the accounting treatment that will be required under IFRS. Further, a different interpretation of the consolidation rules applicable to special purpose vehicles will result in some vehicles, which were previously not consolidated, being consolidated by the Group. This is likely to result in the recognition of approximately $5.0 billion of assets and liabilities recorded on the statement of financial position based on the assets of these vehicles as at 1 October 2004. The impact on profit is expected to be immaterial.

Share-Based Payments Initial impact on retained earnings at 1 October 2004 Higher expenses

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short and long term incentive arrangements. The deferred shares vest over one to three years, and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff, shares issued under the $1,000 employee share plan, nor for the 5% discount applicable to the ANZ Share Save Scheme. On adoption of AASB 2: Share-based Payment, the Group will recognise an expense for all share-based remuneration, including deferred shares and options, and will amortise those expenses over the relevant vesting periods.

Taxation Initial impact on retained earnings at 1 October 2004 New assets/liabilities recognised

Under AASB 112: Income Taxes, a “balance sheet” approach will be adopted, replacing the “statement of financial performance” approach currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset (or liability) and its tax base.

Capital measurement - The Australian Prudential Regulation Authority (APRA) has proposed revisions to its capital adequacy requirements to take account of the impact of IFRS.  In February 2005, APRA released a discussion paper on its proposed prudential approach to fair value and other issues, which is open for comment until 29 April 2005. Following this comment period, APRA will make appropriate determinations around changes to the prudential and reporting standards.

2.             Income

Net interest income

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v.Mar 04
	$M	$M	$M	%	%

Interest income	8,277	7,574	6,543	9%	27%
Interest expense	(5,424)	(4,829)	(4,034)	12%	34%
Net interest income	2,853	2,745	2,509	4%	14%

Fee income
Lending	508	506	496	0%	2%
Other	754	754	665	0%	13%
Total fee income	1,262	1,260	1,161	0%	9%
Other income
Foreign exchange earnings	221	213	198	4%	12%
Profit on trading instruments	40	71	80	-44%	-50%
Net profit before tax from the close out of the TrUEPrs swap(1)	—	—	108	n/a	-100%
Hedge of TrUEPrS cash flows	—	—	2	n/a	-100%
INGA completion account profit(1)	—	14	—	-100%	n/a
Share of joint venture: Profit from INGA joint venture	59	57	40	4%	48%
Share of associates’ profit (net of writeoffs)	25	20	27	25%	-7%
Private equity and infrastructure earnings(2)	17	7	4	large	large
Other	80	66	63	21%	27%
Total other income	442	448	522	-1%	-15%
Total other operating income	1,704	1,708	1,683	0%	1%
Total income	9,981	9,282	8,226	8%	21%
Profit before income tax as a% of total income	20.8%	21.7%	24.0%	-4%	-13%

(1)                               Significant transaction, refer page 12

(2)                               Includes earnings from private equity and infrastructure portfolios. Includes share of associates’ profit (Mar 2005: $1 million; Sep 2004: $1 million; Mar 2004: $nil) not included in share of associates’ profit above

Interest spread and net interest average margin (%)

Gross interest spread	1.93	2.03	2.14	n/a	n/a
Interest forgone on impaired assets	(0.01)	(0.02)	(0.03)	n/a	n/a
Net interest spread	1.92	2.01	2.11	n/a	n/a
Interest attributable to net non-interest bearing items	0.48	0.44	0.42	n/a	n/a
Net interest average margin	2.40	2.45	2.53	n/a	n/a
Average interest earning assets ($M)	239,959	225,220	199,086	7%	21%

3.                                      Operating expenses

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Personnel
Pension fund	80	76	69	5%	16%
Employee entitlements and taxes	81	73	71	11%	14%
Salaries and wages	798	747	684	7%	17%
Temporary staff	49	47	45	4%	9%
Other	172	176	143	-2%	20%
Total personnel expenses	1,180	1,119	1,012	5%	17%
Premises
Amortisation & depreciation	13	13	12	0%	8%
Rent	105	101	96	4%	9%
Utilities and other outgoings	60	59	50	2%	20%
Other	16	13	9	23%	78%
Total premises expenses	194	186	167	4%	16%
Computer
Computer contractors	19	15	10	27%	90%
Data communications	31	32	37	-3%	-16%
Depreciation and amortisation	115	125	117	-8%	-2%
Rentals and repairs	23	27	32	-15%	-28%
Software purchased	57	54	61	6%	-7%
Other	18	26	17	-31%	6%
Total computer expenses	263	279	274	-6%	-4%
Other
Advertising and public relations	79	73	57	8%	39%
Amortisation of goodwill	89	83	63	7%	41%
Audit fees	2	2	2	0%	0%
Depreciation of furniture and equipment	23	25	19	-8%	21%
Freight and cartage	22	21	20	5%	10%
Non-lending losses, frauds and forgeries	40	25	24	60%	67%
Postage and stationery	56	61	50	-8%	12%
Professional fees	62	63	50	-2%	24%
Telephone	30	29	28	3%	7%
Travel	55	56	44	-2%	25%
Other	75	73	61	3%	23%
Total other expenses	533	511	418	4%	28%
Restructuring	30	29	31	3%	-3%
Operating expenses(1)	2,200	2,124	1,902	4%	16%

Employees (FTE) - Permanent	28,388	27,383	26,585	4%	7%
Employees (FTE) - Temporary	1,444	1,372	1,386	5%	4%
Total employees	29,832	28,755	27,971	4%	7%

(1)                               Includes NBNZ incremental integration costs (Mar 2005: $25 million; Sep 2004: $21 million; Mar 2004: $Nil) refer page 12

4.             Income tax expense

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%

Operating profit before income tax	2,073	2,010	1,977	3%	5%
Prima facie income tax at 30%	622	603	593	3%	5%
Tax effect of permanent differences
Overseas tax rate differential	10	11	9	-9%	11%
Rebateable and non-assessable dividends	(14)	(10)	(10)	40%	40%
Other non-assessable income	(15)	(17)	(15)	-12%	0%
Profit from associated entities and joint venture entities	(25)	(23)	(20)	9%	25%
Life insurance accounting	(3)	(2)	(2)	50%	50%
Goodwill amortisation	28	27	19	4%	47%
Other	(4)	2	5	large	large
	599	591	579	1%	3%
Income tax (over) under provided in prior years	(2)	(1)	(1)	100%	100%
Total income tax expense on profit	597	590	578	1%	3%
Australia	389	392	410	-1%	-5%
Overseas	208	198	168	5%	24%
	597	590	578	1%	3%
Effective tax rate	28.8%	29.4%	29.2%	-2%	-1%

5.                                      Dividends

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Dividend per ordinary share(1) (cents)
Interim (fully franked)	51	n/a	47	n/a	9%
Final (fully franked)	n/a	54	n/a	n/a	n/a

Ordinary share dividend(1),(2)
Interim dividend paid	—	850	—	-100%	n/a
Final dividend paid	983	—	777	n/a	27%
Bonus option plan adjustment(3)	(19)	(14)	(15)	36%	27%
Total	964	836	762	15%	27%

Ordinary share dividend payout ratio(4) (%)	64.7%	71.0%	63.8%	-9%	1%

Ordinary share dividend payout ratio excluding goodwill, and significant items(5) and NBNZ incremental integration costs(6)	59.4%	66.0%	62.1%	-10%	-4%

(1)                               Excludes preference share dividend

(2)                               Dividends recorded when determined

(3)                               This relates to prior period dividend payments

(4)                               Dividend payout ratio calculated using proposed interim dividend of $930 million not included in the above table. Dividend payout ratio for September 2004 calculated using $983 million dividends paid in the March 2005 half. Dividend payout ratio for March 2004 calculated using $850 million dividends paid in the September 2004 half

(5)                               In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items. In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(6)                               In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Preference share dividend(1)
TrUEPrS(2)	—	1	35	-100%	-100%
ANZ StEPS	32	33	29	-3%	10%
Euro Hybrid	6	—	—	n/a	n/a
	38	34	64	12%	-41%

Dividend per preference share
TrUEPrS (USD cents)	—	—	20.7	n/a	-100%
ANZ StEPS (AUD)	$3.18	$3.46	$2.94	-8%	8%
Euro Hybrid (EUR)	€7.23	—	—	n/a	n/a

(1)                               The US Stapled Trust Security issue, which was issued when TrUEPrS was bought back, is treated as debt, hence distributions are reported as an interest expense and not included in this note.

(2)                               The 2004 dividend on TrUEPrS is included in significant items. Refer page 12. The $1 million impact in the September 2004 half results from the retranslation of the TrUEPrS dividend at the closing exchange rate.

6.             Earnings per share

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Number of fully paid ordinary shares on issue (M)	1,822.7	1,818.4	1,808.2	0%	1%

Basic
Net profit attributable to members of the Company ($M)	1,475	1,419	1,396	4%	6%
Preference Share dividends	38	34	64
Net profit excluding preference share dividends(1)	1,437	1,385	1,332

Weighted average number of ordinary shares prior to rights issue (M)	—	—	1,521.8	n/a	-100%
Weighted average number of ordinary shares issued post rights issue (M)	—	—	4.7	n/a	-100%
Weighted average number of ordinary shares issued under rights issue (M)	—	—	187.1	n/a	-100%
Weighted average number of shares prior to dilution for rights issue (M)	—	—	1,713.6	n/a	-100%

Discount factor based on Theoretical Rights(2)	—	—	0.9866
Adjustment for the impact of rights issue (M)	—	—	20.7
Adjusted weighted average number of shares (M)	1,822.7	1,813.9	1,734.3

Basic earnings per share(3) (cents)	78.8	76.4	76.8	3%	3%

Diluted
Net profit attributable to members of the company excluding interest on US Hybrid securities(4) ($M)	1,460	1,411	1,350	3%	8%

Adjusted weighted average number of shares on issue (M)	1,822.7	1,813.9	1,734.3	0%	5%
Weighted average number of Options outstanding (M)	7.7	5.4	6.6	43%	17%
Weighted average number of convertible US Hybrid securities at current market price(4) (M)	69.1	76.1	52.2	-9%	32%
Adjusted weighted average number of shares - diluted (M)	1,899.5	1,895.4	1,793.1	0%	6%

Diluted earnings per share(3) (cents)	76.9	74.4	75.3	3%	2%

Adjusted Basic
Net profit attributable to members of the company(1) ($M)	1,437	1,385	1,332	4%	8%
Significant items - included in profit after tax(5)	—	(14)	(84)	-100%	-100%
- preference dividend(5) for TrUEPrS	—	1	35	-100%	-100%
NBNZ incremental integration costs(6)	17	14	—	21%	n/a
Earnings excluding significant items(5) and NBNZ incremental integration costs(6)	1,454	1,386	1,283	5%	13%
Earnings per share (cents) excluding significant items(5) and NBNZ incremental integration costs(6)	79.8	76.4	74.0	4%	8%

Net profit attributable to members of the Company(1) ($M)	1,437	1,385	1,332	4%	8%
Significant items - included in profit after tax	—	(14)	(84)	-100%	-100%
- preference dividend(5) for TrUEPrS	—	1	35	-100%	-100%
NBNZ incremental integration costs(6)	17	14	—	21%	n/a
Goodwill amortisation (excluding NBNZ)(7)	30	29	31	3%	-3%
Goodwill amortisation - NBNZ	81	75	54	8%	50%
Earnings excluding goodwill(7), significant items(5) and NBNZ incremental integration costs(6)	1,565	1,490	1,368	5%	14%
Earnings per share (cents) excluding goodwill amortisation, significant items(5) and NBNZ incremental integration(6) costs	85.9	82.1	78.9	5%	9%

(1)                               Adjusted for preference share dividend

(2)                               The EPS for March 2004 has been adjusted for the bonus element of the rights issue: two rights shares for eleven existing shares issued 28 November 2003 (last trading shares cum rights 28 October 2003). The calculation is as follows:

Market price (ex dividend) on 28 October 2003	$17.63
Theoretical ex rights price	$16.92	($17.63 x 5.5 + $13.00) / 6.5
Discount factor prior to rights issue	0.9597	$16.92 / $17.63
Discount factor for reporting period of rights issue	0.9866	1
		(1 / 0.9597) (59 / 183) + (124 / 183)

(3)                               Discounted for rights issue in March 2004

(4)                               Interest expense on US Hybrid securities was $35 million (Sep 2004: $37 million; Mar 2004: $26 million). Share price $20.62 at 31 March 2005. Refer Note 10 for details on US Hybrid

(5)                               In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $1 million dividends arising from the TrUEPrS transaction as significant items. In the March 2004 half $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction has been classified as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(6)                               In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(7)                               Includes INGA notional goodwill amortisation

7.             Net loans and advances

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Australia
Term loans - housing(1)	76,417	71,499	67,745	7%	13%
Term loans - non housing(2)	54,467	49,217	44,186	11%	23%
Lease finance / hire purchase	10,248	9,760	9,178	5%	12%
Overdrafts	5,101	4,390	4,149	16%	23%
Credit cards outstanding	4,853	4,523	4,348	7%	12%
Other	1,607	1,091	1,018	47%	58%
	152,693	140,480	130,624	9%	17%
New Zealand
Term loans - housing	33,123	31,519	28,243	5%	17%
Term loans - non housing(2)	23,549	22,472	20,143	5%	17%
Lease finance / hire purchase	1,018	1,010	872	1%	17%
Overdrafts	1,683	1,604	1,540	5%	9%
Credit cards outstanding	1,043	1,032	983	1%	6%
Other	640	584	827	10%	-23%
	61,056	58,221	52,608	5%	16%
Overseas markets
Term loans - housing	519	464	385	12%	35%
Term loans - non housing(2)	7,219	8,730	7,986	-17%	-10%
Lease finance / hire purchase	201	111	87	81%	large
Overdrafts	339	558	554	-39%	-39%
Credit cards outstanding	126	128	117	-2%	8%
Other	303	122	109	large	large
	8,707	10,113	9,238	-14%	-6%
Total gross loans and advances(1),(3)	222,456	208,814	192,470	7%	16%
Less:
Provision for doubtful debts	(2,401)	(2,376)	(2,247)	1%	7%
Income yet to mature	(1,497)	(1,476)	(1,365)	1%	10%
Total net loans and advances(1),(3)	218,558	204,962	188,858	7%	16%

(1)                               Securitised mortgages outstanding $1,921 million (Sep 2004: $2,272 million;Mar 2004: $1,066 million) not included in net loans and advances

(2)                               Includes Equity Loans which are reported in Mortgages business

(3)                               Bills held in portfolio, $1,395 million (Sep 2004: $1,875 million; Mar 2004: $1,387 million) are included in trading securities

8.                                      Impaired assets

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Summary of impaired assets
Non-accrual loans	640	829	931	-23%	-31%
Restructured loans	30	32	—	-6%	n/a
Unproductive facilities	77	29	44	large	75%
Gross impaired assets	747	890	975	-16%	-23%
Less specific provisions:
Non-accrual loans	(314)	(378)	(414)	-17%	-24%
Unproductive facilities	(7)	(6)	(5)	17%	40%
Net impaired assets	426	506	556	-16%	-23%

Non-accrual loans
Non-accrual loans	640	829	931	-23%	-31%
Specific provisions	(314)	(378)	(414)	-17%	-24%
Total net non-accrual loans	326	451	517	-28%	-37%

Before specific provisions
Australia	408	422	516	-3%	-21%
New Zealand	105	115	109	-9%	-4%
Overseas markets	127	292	306	-57%	-58%
Total non-accrual loans	640	829	931	-23%	-31%

After specific provisions
Australia	220	213	275	3%	-20%
New Zealand	42	47	41	-11%	2%
Overseas markets	64	191	201	-66%	-68%
Total net non-accrual loans	326	451	517	-28%	-37%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
New and increased non accrual loans
Australia	282	323	329	-13%	-14%
New Zealand	78	101	73	-23%	7%
Overseas markets	27	55	194	-51%	-86%
Total new non accrual loans	387	479	596	-19%	-35%

Further analysis on non-accrual loans at 31 March 2005 and interest and/or other income received during the period is as follows:

			Interest
			and / or
	Gross balance	Specific	other income
	outstanding	Provision	received
	$M	$M	$M
Non-accrual loans
Without provisions
Australia	91	—	1
New Zealand	3	—	—
Overseas markets	9	—	1
	103	—	2
With provisions and no, or partial, performance(1)
Australia	271	179	1
New Zealand	81	52	—
Overseas markets	118	63	1
	470	294	2
With provisions and full performance(1)
Australia	46	9	1
New Zealand	21	11	2
Overseas markets	—	—	1
	67	20	4
Total non-accrual loans	640	314	8
Restructured loans	30	—	—
Unproductive facilities	77	7	—
Total	747	321	8

(1)                A loan’s performance is assessed against its contractual repayment schedule

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Unproductive facilities
Australia	66	22	27	large	large
Overseas markets	11	7	17	57%	-35%
Gross unproductive facilities	77	29	44	large	75%
Specific provision
Australia	3	—	—	n/a	n/a
Overseas markets	4	6	5	-33%	-20%
Specific provision	7	6	5	17%	40%
Net unproductive facilities	70	23	39	large	79%

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 71.

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Accruing loans past due 90 days or more
Australia	262	188	170	39%	54%
New Zealand	90	77	65	17%	38%
Overseas markets	32	28	21	14%	52%
	384	293	256	31%	50%

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	12	12	17	0%	–29%
New Zealand	4	4	4	0%	0%
Overseas markets	8	11	14	-27%	-43%
Total gross interest and other income receivable on impaired assets	24	27	35	-11%	-31%
Interest and other income received
Australia	(3)	(3)	(3)	0%	0%
New Zealand	(2)	(1)	—	100%	n/a
Overseas markets	(3)	(4)	(8)	-25%	-63%
Total interest income and other income received	(8)	(8)	(11)	0%	-27%
Net interest and other income forgone
Australia	9	9	14	0%	-36%
New Zealand	2	3	4	-33%	-50%
Overseas markets	5	7	6	-29%	-17%
Total net interest and other income forgone	16	19	24	-16%	-33%

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

9. Provision for doubtful debts

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
General provision
Balance at start of period	1,992	1,828	1,534	9%	30%
Acquisition (disposal) of provisions	(13)	—	216	n/a	large
Adjustment for exchange rate fluctuations	(32)	92	(39)	large	-18%
Charge to statement of financial performance	284	319	313	-11%	-9%
Transfer to specific provision	(205)	(297)	(228)	-31%	-10%
Recoveries	54	50	32	8%	69%
Total general provision	2,080	1,992	1,828	4%	14%
Specific provision
Balance at start of period	384	419	484	-8%	-21%
Acquisition of provisions	—	—	57	n/a	-100%
Adjustment for exchange rate fluctuations	(7)	9	(11)	large	-36%
Bad debts written off	(261)	(341)	(339)	-23%	-23%
Transfer from general provision	205	297	228	-31%	-10%
Total specific provision	321	384	419	-16%	-23%
Total provisions for doubtful debts	2,401	2,376	2,247	1%	7%

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Provision movement analysis
New and increased provisions
Australia	162	247	212	-34%	-24%
New Zealand	47	40	40	18%	18%
Overseas markets	43	51	35	-16%	23%
	252	338	287	-25%	-12%
Provision releases	(47)	(41)	(59)	15%	-20%
	205	297	228	-31%	-10%
Recoveries of amounts previously written off	(54)	(50)	(32)	8%	69%
Net specific provisions	151	247	196	-39%	-23%
Net credit to general provision	133	72	117	85%	14%
Charge to statement of financial performance	284	319	313	-11%	-9%

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Specific provision balance
Australia	191	209	243	-9%	-21%
New Zealand	63	68	68	-7%	-7%
Domestic markets	254	277	311	-8%	-18%
Overseas markets	67	107	108	-37%	-38%
Total specific provision	321	384	419	-16%	-23%

10. Loan capital

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Hybrid loan capital
US stapled trust security issue(1)	1,425	1,535	1,450	-7%	-2%
Perpetual subordinated notes	389	419	396	-7%	-2%
Subordinated notes	6,307	6,521	5,511	-3%	14%
Total Loan Capital	8,121	8,475	7,357	-4%	10%

(1)                               Loan capital of USD1.1 billion is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes. Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes. For discussion of major movements refer page 26

11. Share Capital

Issued and quoted securities

		Issue price	Amount paid
	Number quoted	per share	up per share
Ordinary shares
As at 31 March 2005	1,822,738,662
Issued during the half year	9,959,304
Bought back during half year	5,622,449

Preference shares
As at 31 March 2005
ANZ StEPS	10,000,000	$100	$100
Euro Hybrid	500,000	€1,000	€1,000
Issued during half year
Euro Hybrid(1)	500,000	€1,000	€1,000

(1)                               On 13 December 2004 the Group issued €500 million hybrid capital into the European market. The instruments consist of a coupon paying note issued by ANZ Jackson Funding PLC stapled to a fully paid up €1,000 preference share issued by Australia and New Zealand Banking Group Limited

	Half	Half	Half	Movt	Movt
	year	year	year	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
Net profit as a % of shareholders’ equity including preference shares at end of period	15.6%	15.8%	16.7%	-1%	-7%

12. Capital adequacy

				Movt	Movt
	As at	As at	As at	Mar 05	Mar 05
	Mar 05	Sep 04	Mar 04	v. Sep 04	v. Mar 04
	$M	$M	$M	%	%
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	19,008	17,925	16,748	6%	13%
Hybrid loan capital(1)	1,425	1,535	1,450	-7%	-2%
Less: Asset revaluation reserve	(31)	(31)	(31)	0%	0%
Dividend(2)	(930)	(983)	(850)	-5%	9%
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(266)	(218)	(169)	22%	57%
Unamortised goodwill and other intangibles	(4,007)	(4,170)	(4,096)	-4%	-2%
Capitalised expenses(3)	(492)	(465)	—	6%	n/a
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(27)	0%	0%
Tier 1 capital	14,680	13,566	13,025	8%	13%
Tier 2
Asset revaluation reserve	31	31	31	0%	0%
Perpetual subordinated notes	389	419	396	-7%	-2%
General provision for doubtful debts(4)	1,390	1,342	1,232	4%	13%
	1,810	1,792	1,659	1%	9%
Subordinated notes(5)	5,769	6,052	5,198	-5%	11%
Tier 2 capital	7,579	7,844	6,857	-3%	11%
Deductions
Investment in funds management and securitisation entities	106	107	78	-1%	36%
Investment in joint venture with INGA	478	708	708	-32%	-32%
Other	183	204	190	-10%	-4%
Total deductions	767	1,019	976	-25%	-21%
Total qualifying capital	21,492	20,391	18,906	5%	14%
Adjusted common equity
Tier 1 capital	14,680	13,566	13,025	8%	13%
Less: Preference share capital	3,263	2,535	2,450	29%	33%
Deductions	767	1,019	976	-25%	-21%
Adjusted common equity (6)	10,650	10,012	9,599	6%	11%
Ratios (%)
Tier 1	7.0%	6.9%	7.0%	1%	0%
Tier 2	3.6%	4.0%	3.7%	-10%	-3%
	10.6%	10.9%	10.7%	-3%	-1%
Less: Deductions	(0.3)%	(0.5)%	(0.5)%	-40%	-40%
Total	10.3%	10.4%	10.2%	-1%	1%
Adjusted common equity	5.1%	5.1%	5.2%	0%	-2%
Risk weighted assets	209,524	196,664	186,157	7%	13%

(1)                               Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status. Refer Note 10

(2)                               Relates to dividend not provided for

(3)                               From 1 July 2004, APRA requires certain capitalised expenses to be deducted from Tier 1 Capital

(4)                               Net of attributable future income tax benefit

(5)                               For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount over the last four years to maturity

(6)                               Tier 1 capital, less preference share capital (converted at 31 March 2005 rates), less deductions

	Assets		Risk Weighted Assets
	Mar	Sep	Mar	Sep
	2005	2004	2005	2004
	$M	$M	$M	$M
Statement of financial position

Zero risk weighted assets	23,201	24,467	—	—
Claims on approved banks and local governments	15,088	12,593	3,018	2,519
Advances secured by mortgages eligible for 50% risk weighting	113,183	106,013	56,592	53,007
Other assets - credit risk	120,586	113,218	120,586	113,218
Total statement of financial position assets - credit risk	272,058	256,291	180,196	168,744
Trading assets - market risk	5,791	3,054	n/a	n/a
Total statement of financial position assets	277,849	259,345	180,196	168,744

	Notional Amount		Credit Equivalent		Risk Weighted Assets
	Mar	Sep	Mar	Sep	Mar	Sep
	2005	2004	2005	2004	2005	2004
	$M	$M	$M	$M	$M	$M
Off-balance sheet exposures
Direct credit substitutes	10,486	10,262	10,486	10,262	8,166	8,173
Trade and performance related items	12,131	11,887	5,391	5,265	4,739	4,728
Commitments	82,821	78,914	13,661	12,385	11,450	10,239
Foreign exchange, interest rate and other market related transactions	707,716	672,500	11,788	11,692	3,814	3,790
Total off balance sheet exposures - credit risk	813,154	773,563	41,326	39,604	28,169	26,930
Total risk weighted assets - credit risk					208,365	195,674
Risk weighted assets - market risk					1,159	990
Total risk weighted assets - credit risk					209,524	196,664

13.          Average balance sheet and related interest

Averages used in the following tables are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category, .loans, advances and bills discounted..  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Mar 05			Half year Sep 04			Half year Mar 04
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	733	19	5.2%	292	8	5.5%	864	21	4.9%
New Zealand	2,392	63	5.3%	2,486	63	5.1%	2,083	52	5.0%
Overseas markets	2,218	32	2.9%	2,665	23	1.7%	1,980	20	2.0%
Investments in public securities
Australia	7,835	210	5.4%	7,684	206	5.4%	6,778	183	5.4%
New Zealand	2,401	70	5.8%	2,944	78	5.3%	3,133	72	4.6%
Overseas markets	2,821	45	3.2%	3,461	49	2.8%	2,889	46	3.2%
Loans, advances and bills discounted
Australia	146,069	5,014	6.9%	134,313	4,658	6.9%	125,003	4,235	6.8%
New Zealand	59,230	2,453	8.3%	54,960	2,131	7.8%	41,731	1,570	7.5%
Overseas markets	9,352	217	4.6%	9,978	208	4.2%	9,642	213	4.4%
Other assets
Australia	1,803	47	5.2%	2,014	59	5.9%	1,034	68	13.2%
New Zealand	2,481	41	3.3%	2,625	37	2.8%	1,878	21	2.2%
Overseas markets	2,624	82	6.3%	1,798	71	7.9%	2,071	56	5.4%
Intragroup assets
Overseas markets	9,706	151	3.1%	10,281	116	2.3%	11,059	109	2.0%
	249,665	8,444		235,501	7,707		210,145	6,666
Intragroup elimination	(9,706)	(151)		(10,281)	(116)		(11,059)	(109)
	239,959	8,293	6.9%	225,220	7,591	6.7%	199,086	6,557	6.6%

Non-interest earning assets
Acceptances
Australia	13,073			13,161			13,635
Overseas markets	61			60			48
Premises and equipment	1,527			1,460			1,460
Other assets	17,307			18,512			17,936
Provisions for doubtful debts
Australia	(1,792)			(1,742)			(1,782)
New Zealand	(594)			(554)			(408)
Overseas markets	(32)			(57)			(75)
	29,550			30,840			30,814
Total assets	269,509			256,060			229,900

	Half year Mar 05			Half year Sep 04			Half year Mar 04
	Ave bal	Int	Rate	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%	$M	$M	%

Interest bearing liabilities
Time deposits
Australia	38,650	1,020	5.3%	32,676	857	5.2%	29,003	732	5.0%
New Zealand	25,626	782	6.1%	23,524	657	5.6%	18,295	481	5.3%
Overseas markets	10,965	173	3.2%	12,577	156	2.5%	12,967	141	2.2%
Savings deposits
Australia	13,699	199	2.9%	13,253	187	2.8%	12,782	165	2.6%
New Zealand	7,155	140	3.9%	7,138	124	3.5%	5,788	88	3.0%
Overseas markets	415	1	0.5%	391	1	0.5%	381	2	1.0%
Other demand deposits
Australia	32,448	666	4.1%	30,117	616	4.1%	29,356	566	3.9%
New Zealand	7,818	193	4.9%	7,288	152	4.2%	5,568	104	3.7%
Overseas markets	783	6	1.5%	690	4	1.2%	634	5	1.6%
Due to other financial institutions
Australia	1,397	39	5.6%	1,525	47	6.2%	1,379	38	5.5%
New Zealand	1,793	45	5.0%	1,654	40	4.8%	1,562	36	4.6%
Overseas markets	4,209	64	3.0%	3,488	32	1.8%	3,984	45	2.3%
Commercial paper
Australia	5,561	152	5.5%	6,724	184	5.5%	4,924	129	5.2%
New Zealand	7,664	253	6.6%	8,157	238	5.8%	5,370	145	5.4%
Overseas markets	5,740	63	2.2%	6,391	39	1.2%	6,579	35	1.1%
Borrowing corporations’ debt
Australia	7,239	196	5.4%	7,148	191	5.3%	7,036	180	5.1%
New Zealand	1,981	62	6.3%	1,979	58	5.9%	1,871	52	5.6%
Loan capital, bonds and notes
Australia	35,312	965	5.5%	32,073	877	5.5%	27,189	698	5.1%
New Zealand	3,601	124	6.9%	2,324	72	6.2%	1,694	49	5.8%
Overseas markets	139	2	2.9%	151	1	1.3%	149	1	1.3%
Other liabilities(1)
Australia	4,458	204	n/a	4,713	244	n/a	3,752	294	n/a
New Zealand	65	65	n/a	45	43	n/a	36	40	n/a
Overseas markets	86	10	n/a	53	8	n/a	111	9	n/a
Intragroup liabilities
Australia	4,189	(8)	-0.4%	4,796	(23)	-1.0%	6,492	4	0.1%
New Zealand	5,517	159	5.8%	5,485	139	5.1%	4,567	105	4.6%
	226,510	5,575		214,360	4,944		191,469	4,144
Intragroup elimination	(9,706)	(151)		(10,281)	(116)		(11,059)	(109)
	216,804	5,424	5.0%	204,079	4,828	4.7%	180,410	4,035	4.5%

Non-interest bearing liabilities
Deposits
Australia	4,121			3,910			4,006
New Zealand	3,298			3,097			2,141
Overseas markets	881			908			826
Acceptances
Australia	13,073			13,161			13,635
Overseas markets	61			60			48
Other liabilities	12,972			13,824			13,398
	34,406			34,960			34,054
Total liabilities	251,210			239,039			214,464

(1).         Includes foreign exchange swap costs

	Half	Half	Half
	year	year	year
	Mar 05	Sep 04	Mar 04
	$M	$M	$M
Total average assets
Australia	178,814	168,841	157,048
New Zealand	72,413	67,964	54,089
Overseas markets	27,988	29,536	29,822
less intragroup elimination	(9,706)	(10,281)	(11,059)
	269,509	256,060	229,900
% of total average assets attributable to overseas activities	33.7%	34.1%	31.7%

Average interest earning assets
Australia	156,440	144,305	133,679
New Zealand	66,504	63,016	48,825
Overseas markets	26,721	28,180	27,641
less intragroup elimination	(9,706)	(10,281)	(11,059)
	239,959	225,220	199,086

Total average liabilities
Australia	168,808	159,956	147,897
New Zealand	68,163	63,886	51,216
Overseas markets	23,945	25,478	26,410
less intragroup elimination	(9,706)	(10,281)	(11,059)
	251,210	239,039	214,464

Total average shareholders’ equity
Ordinary share capital	16,790	16,034	13,966
Preference share capital	1,509	987	1,470
	18,299	17,021	15,436
Total average liabilities and shareholders’ equity	269,509	256,060	229,900
% of total average liabilities attributable to overseas activities	34.5%	35.1%	34.1%

14. Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half year Mar 05	Half year Sep 04	Half year Mar 04
	%	%	%

Gross earnings rate (1)
Australia	6.78	6.83	6.74
New Zealand	7.92	7.33	7.03
Overseas markets	3.94	3.32	3.21
Total Group	6.93	6.74	6.59

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	1.98	2.06	2.16
Interest forgone on impaired assets	(0.01)	(0.01)	(0.02)
Net interest spread	1.97	2.05	2.14
Interest attributable to net non-interest bearing items	0.41	0.38	0.40
Net interest average margin - Australia	2.38	2.43	2.54

New Zealand
Gross interest spread	1.96	2.05	2.12
Interest forgone on impaired assets	(0.01)	(0.01)	(0.01)
Net interest spread	1.95	2.04	2.11
Interest attributable to net non-interest bearing items	0.48	0.45	0.41
Net interest average margin - New Zealand	2.43	2.49	2.52

Overseas markets
Gross interest spread	1.11	1.32	1.36
Interest forgone on impaired assets	(0.04)	(0.04)	(0.05)
Net interest spread	1.07	1.28	1.31
Interest attributable to net non-interest bearing items	0.47	0.32	0.19
Net interest average margin - Overseas markets	1.54	1.60	1.50

Group
Gross interest spread	1.93	2.03	2.14
Interest forgone on impaired assets	(0.01)	(0.02)	(0.03)
Net interest spread	1.92	2.01	2.11
Interest attributable to net non-interest bearing items	0.48	0.44	0.42
Net interest average margin	2.40	2.45	2.53

(1). Average interest rate received on interest earning assets

15. Segment analysis

The following analysis shows segment revenue, total assets and result for each business segment.

Industry

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$M	$M	$M	%	%
Income(1),(2)
Personal Banking Australia	3,800	3,578	3,259	6%	17%
Institutional	2,494	2,501	2,244	0%	11%
New Zealand Businesses	2,440	2,054	1,496	19%	63%
Corporate Australia	768	732	682	5%	13%
Esanda and UDC	617	598	567	3%	9%
Asia Pacific	226	216	205	5%	10%
ING Australia	105	106	97	-1%	8%
Group Centre	1,499	1,416	1,270	6%	18%
Income from significant items(3)	—	15	113	-100%	-100%
Intragroup eliminations	(1,968)	(1,934)	(1,707)	2%	15%
	9,981	9,282	8,226	8%	21%

Net profit after income tax(2)
Personal Banking Australia	442	417	384	6%	15%
Institutional	455	436	427	4%	7%
New Zealand Businesses	306	291	219	5%	40%
Corporate Australia	182	172	164	6%	11%
Esanda and UDC	77	74	69	4%	12%
Asia Pacific	48	60	51	-20%	-6%
ING Australia	63	61	47	3%	34%
Group Centre	(81)	(92)	(49)	-12%	65%
Net profit (excl significant items(3) and NBNZ incremental integration costs(4))	1,492	1,419	1,312	5%	14%
Significant items(3) and NBNZ incremental integration costs(4)	(17)	—	84	n/a	Large
	1,475	1,419	1,396	4%	6%

Total assets
Personal Banking Australia	99,860	93,152	86,950	7%	15%
Institutional	68,371	60,757	60,919	13%	12%
New Zealand Businesses	55,906	53,383	50,541	5%	11%
Corporate Australia	19,426	18,537	17,303	5%	12%
Esanda and UDC	14,771	14,524	13,938	2%	6%
Asia Pacific	2,524	2,445	2,178	3%	16%
ING Australia	1,519	1,777	1,790	-15%	-15%
Group Centre	15,472	14,770	13,669	5%	13%
	277,849	259,345	247,288	7%	12%

(1)          Refer definitions on pages 95 to 96

(2)          Equity standardised including intersegment income

(3)          In the September 2004 half ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts as significant items In the March 2004 half $84 million net profit after tax arising from the TrUEPrS transaction has been classified as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(4)          In the March 2005 half ANZ has incurred $17 million after tax NBNZ incremental integration costs (Sep 2004: $14 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

Reconciliation of Cost to Income

Management believes that excluding goodwill amortisation from operating expenses in the operating expense to operating income ratio provides a better indication of the operating efficiency of the Group.

The amount of goodwill amortisation excluded from the calculation, and the reduction in the operating expense to operating income ratio as a result of excluding goodwill amortisation is shown in the tables below.

Operating expense to operating income ratio

	Half year Mar 05	Half year Sep 04	Half year Mar 04
	%	%	%
Geographic segment
Australia	45.2%	44.8%	43.2%
New Zealand	50.6%	50.4%	48.3%
Asia Pacific	47.9%	43.0%	42.1%
Group Total(1)	46.3%	45.8%	43.9%

(1)          Includes significant items and incremental integration costs (refer footnote 5 and 6, page 69)

Goodwill amortisation excluded from operating expense to operating income ratio

	Half year Mar 05	Half year Sep 04	Half year Mar 04
	$M	$M	$M
Geographic segment
Australia	4	4	4
New Zealand	84	77	58
Asia Pacific	1	2	1
Group Total	89	83	63

Reduction in operating expenses to operating income ratio as a result of excluding goodwill amortisation

	Half year Mar 05	Half year Sep 04	Half year Mar 04
	%	%	%
Geographic segment
Australia	0.2%	0.1%	0.1%
New Zealand	7.3%	6.8%	6.5%
Asia Pacific	0.4%	0.9%	0.4%
Group Total	2.0%	1.9%	1.5%

The results of INGA also include $21 million notional goodwill amortisation (Sep 2004: $19 million; Mar 2004: $22 million) in the derivation of the equity accounted income amount.  This notional goodwill has not been excluded from income in calculating the ratio of operating expenses to operating income.

16. Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	31 March 2005			30 September 2004
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts(4)
Spot and forward contracts	163,383	3,281	(856)	183,825	3,216	(1,411)
Swap agreements	60,549	3,580	258	51,437	3,095	(25)
Futures contracts(1)	328	n/a	5	251	n/a	2
Options purchased	9,779	357	213	13,288	398	224
Options sold(2)	14,245	n/a	(219)	18,852	n/a	(226)
Other contracts	2,055	386	112	2,690	437	115
	250,339	7,604	(487)	270,343	7,146	(1,321)

Interest rate agreements
Forward rate agreements	51,389	5	(2)	39,572	9	5
Swap agreements	356,803	3,121	287	321,581	3,681	424
Futures contracts(1)	35,095	n/a	2	38,270	n/a	4
Options purchased	17,697	103	61	12,810	111	64
Options sold(2)	15,279	n/a	(43)	15,214	n/a	(35)
	476,263	3,229	305	427,447	3,801	462

Credit contracts
Credit default swaps(3)	13,432	3,323	24	11,743	3,381	31

Total	740,034	14,156	(158)	709,533	14,328	(828)

(1)          Credit equivalent amounts have not been included as there is minimal credit risk associated with the exchange traded futures, where the clearing house is the counterparty

(2)          Options sold have no credit exposures as they represent obligations rather than assets

(3)          Credit default swaps include structured transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 750 million (Sep 2004:USD 750 million)

(4)          The fair value of foreign exchange contracts includes a reduction of $299 million (Sep 2004: $519 million) in respect of cash collateral received under credit support agreements

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Hedging

In addition to customer and trading activities, the Group uses derivatives to manage the risk associated with its balance sheet and future revenue streams.  Revenue related hedges are separately listed in the table below.  The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	31 March 2005			30 September 2004
	Notional Principal Amount	Credit Equivalent Amount	Fair Value	Notional Principal Amount	Credit Equivalent Amount	Fair Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	186,596	4,492	1,441	210,818	4,512	94
Balance sheet hedging purposes	59,835	3,062	(1,939)	56,039	2,585	(1,371)
Revenue related hedging	3,908	50	11	3,486	49	(44)
	250,339	7,604	(487)	270,343	7,146	(1,321)
Interest rate contracts
Customer-related and trading purposes	365,836	2,560	184	340,104	3,162	166
Balance sheet hedging purposes	110,427	669	121	87,343	639	296
	476,263	3,229	305	427,447	3,801	462
Credit derivatives
Customer-related and trading purposes	10,631	955	3	8,775	745	(5)
Balance sheet hedging purposes	2,801	2,368	21	2,968	2,636	36
	13,432	3,323	24	11,743	3,381	31
Total	740,034	14,156	(158)	709,533	14,328	(828)

17. Contingent liabilities and contingent assets

Contingent liabilities - general

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.  We have in some instances not disclosed the estimated financial impact as this may prejudice the interests of the Group.

Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash.  ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability.  The issues below have not impacted our reported results.  All settlements and costs have been covered within the provisions established at the time.  ANZ may be held liable in relation to the following:

•      FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Criminal prosecutions have also been foreshadowed and, in the case of two former officers, commenced.  Grindlays has commenced proceedings in the court contesting the validity of these notices and prosecutions, which are currently stayed pending the outcome of the court proceedings.

•      Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991).  Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity also, with no material impact on the Group expected.

Noga Claim

On 10 March 2005, leave was given by the High Court in London to certain parties to make a claim against ANZ over its role in 1996 as arranger and escrow agent in respect of a buyback of Nigerian Government bills of exchange (“the Noga claim”).  The claim was disclosed by ANZ to the market on 11 March 2005 in view of its potential size (DEM 973 million [$833 million at 31 March 2005 exchange rates] plus interest).  ANZ considers the Noga claim to be opportunistic and that the chances of it being successful are very remote.  No provision has been made in respect of this claim.

Contingent tax liability

The Group in Australia is being subjected to a client risk review by the Australian Taxation Office (ATO) across a broad spectrum of matters as part of normal ATO procedures.

In addition, at the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.

During the period the Company and the ATO settled the remaining outstanding issues from the large case tax audit which commenced in 1995.  The settlement was within existing provisions.

The Group in New Zealand is being audited by the Inland Revenue Department (IRD) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  The Group in New Zealand has received Notices of Proposed Adjustment (the ‘Notices’.) in respect of some of those structured finance transactions.  The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process.  In addition, some tax assessments have been received.  Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and tax assessments received, the maximum potential tax liability would be approximately NZD388 million (including interest tax effected) for the period to 31 March 2005.  Of that maximum potential liability, approximately NZD120 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.

The Company has assessed all taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and believes that it holds appropriate provisions.

Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•      in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•      in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Contingent asset matters

•      National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India.  The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion.  NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India.  Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies.  ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ is pursuing two separate actions arising from the above.

(a)   A $130 million plus compound interest claim against its insurers.  $130 million is the balance of the limit of indemnity under ANZs insurance arrangements for the 1991-92 policy year.

The proceedings, in the Victorian Supreme Court, are against ANZs captive insurance company ANZcover Insurance Pty Ltd (ANZcover).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim, which is fully reinsured, save for a small exposure arising from the insolvency of some reinsurers in the London market.

The insurers contest liability and the proceedings remain on foot.

(b)   ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB.  However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer.

No amounts receivable under either of these actions have been recognised in these accounts.

18. Note to the Statement of Cash Flows

(a) Reconciliation of profit after income tax to net cash provided by operating activities

	Half year Mar 05 Inflows (Outflows)	Half year Sep 04 Inflows (Outflows)	Half year Mar 04 Inflows (Outflows)
	$M	$M	$M

Profit after income tax	1,475	1,419	1,396
Adjustments to reconcile to net cash provided by operating activities	—
Provision for doubtful debts	284	319	313
Depreciation and amortisation	240	244	211
Expense provisions	295	221	208
Payments from provisions	(280)	(245)	(150)
Provision for surplus lease space	—	7	—
(Profit) loss on property disposals	17	15	(10)
Decrease (increase) in interest receivable	21	(233)	(245)
(Decrease) increase in interest payable	12	301	304
(Increase) decrease in trading securities	(638)	1,070	(556)
(Increase) decrease in net tax assets	124	376	545
Unrealised (gain) loss on revaluation of treasury instruments	(635)	261	(430)
Other	(55)	(46)	(45)
Net cash provided by operating activities	860	3,709	1,541
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows Liquid assets - less than 3 months	7,180	4,998	4,427
Due from other financial institutions - less than 3 months	4,516	2,856	4,027
	11,696	7,854	8,454
Non-cash financing and investment activities
Share capital issues Dividend reinvestment plan	78	70	65

(b) Acquisition of National Bank of New Zealand

Mar 04
$M

Consideration paid
Cash paid at 1 December 2003	4,910
Foreign exchange movement	(77)
Consideration including acquisition costs at 31 March 2004 rates	4,833

Fair value of net assets acquired
Assets
Liquid assets	1,618
Trading securities	1,626
Investment securities	210
Net loans and advances	31,782
Other assets	1,692
Premises and equipment	158
Total assets	37,086
Liabilities
Deposits and borrowings	32,363
Provisions	107
Creditor and other liabilities	2,414
Loan capital	480
Total liabilities	35,364
Net assets acquired at fair value	1,722
Goodwill on acquisition	3,111

Cash paid	4,910
Cash acquired	1,618
Cash outflow on acquisition	3,292

19. Changes in composition of the Group

Acquisition of controlled entities

There were no material controlled entities acquired during the half year to 31 March 2005.

On 1 December 2003, the Company acquired NBNZ Holdings Limited and its controlled entities (NBNZ).  The contribution of these entities (excluding integration costs) to the Group’s profit after tax for the 10 months to 30 September 2004 was NZD422 million (AUD375 million).  Legal amalgamation of NBNZ into ANZ Banking Group (New Zealand) Limited was completed on 26 June 2004.  ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

Disposal of controlled entities

There were no material controlled entities disposed of during the half year to 31 March 2005, or the year to 30 September 2004.

20. Associates, joint venture entities and investments

	Half year Mar 05	Half year Sep 04	Half year Mar 04
	$M	$M	$M
Aggregate associates and joint venture entities
Operating profit	85	78	67
Profit after income tax	85	78	67

Material contributions to profit

	Contribution to Group pre-tax profit			Ownership interest held by Group
	Half year Mar 05	Half year Sep 04	Half year Mar 04	As at Mar 05	As at Sep 04	As at Mar 04
	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank(1)	21	18	25	29	29	29
E*Trade	2	1	1	35	35	35

Joint ventures
ING Australia Limited(2)	59	57	40	49	49	49

(1)          The Group exercised options over 18% of PT Panin in 2004

(2)          After charging notional goodwill of $21 million (Sep 2004 half: $19 million; Mar 2004 half: $22 million).

21. US GAAP reconciliation

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (Australian GAAP) which differ in some respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following is a reconciliation of the profit from ordinary activities after income tax applying US GAAP instead of Australian GAAP.

	Half year Mar 05	Half year Sep 04	Half year Mar 04	Movt Mar 05 v. Sep 04	Movt Mar 05 v. Mar 04
	$ M	$ M	$ M	%	%

Operating profit after income tax according to Australian GAAP	1,475	1,419	1,396	4%	6%
Items having the effect of increasing(decreasing) reported income:
Employee share issue and options	(44)	3	(46)	large	-4%
Amortisation of goodwill	111	104	85	7%	31%
Amortisation of core deposit intangible(1)	(66)	—	—	n/a	n/a
Pension expense adjustment and deficit amortisation	(8)	(6)	(10)	33%	-20%
Mark to market of non compliant derivative hedges (under SFAS 133)	(53)	62	(151)	large	-65%
Interest on reclassified preference shares and amortisation of costs	(33)	(34)	(30)	-3%	10%
Guarantee fee obligation	(4)	(12)	(11)	-67%	-64%
Acquisition cost of NBNZ adjustment	—	—	(37)	n/a	-100%
Adjustment on INGA entering joint venture	—	(14)	—	-100%	n/a
Other adjustments	8	13	17	-38%	-53%
Taxation on the above adjustments	42	(12)	52	large	-19%
Net income according to US GAAP	1,428	1,523	1,265	-6%	13%
Adjustments to determine other comprehensive income for US GAAP
Currency translation adjustments, net of hedges after tax. Tax is:
(HY Mar 2005: $19m; HY Sep 2004: -$12m; HY Mar 2004: $21m)	(284)	487	(254)	large	12%
Unrealised profit(loss) on available for sale securities net of tax. Tax is:
(HY Mar 2005: $5m; HY Sep 2004: $1m; HY Mar 2004: $2m)	12	2	5	large	large
Realised gain on sale of available for sale securities (net of tax) transferred to net income. Tax is: (HY Mar 2005: -$3m; HY Sep 2004: nil; HY Mar 2004: nil)	(7)	—	—	n/a	n/a
Mark to market of cash flow hedges net of tax. Tax is: (HY Mar 2005: $16m; HY Sep 2004: -$39m; HY Mar 2004:-$1m)	38	(91)	(3)	large	large
Pension plan deficit net of tax. Tax is: (HY Mar 2005: -$6m; HY Sep 2004: -$7m; HY Mar 2004:$1m;)	(14)	(17)	3	-18%	large
Total comprehensive income according to US GAAP	1,173	1,904	1,016	-38%	15%

(1)           A core deposit intangible of $316 million has been recognised on the acquisition of the National Bank of New Zealand on 1 December 2003. This intangible is amortised over approximately 4 years

22. Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

	Balance Sheet			Profit and Loss Average
	As at Mar 05	As at Sep 04	As at Mar 04	Half year Mar 05	Half year Sep 04	Half year Mar 04

Euro	0.5970	0.5814	0.6195	0.5883	0.5870	0.6066
Great British pound	0.4107	0.3983	0.4137	0.4085	0.3927	0.4179
New Zealand dollar	1.0899	1.0700	1.1467	1.0832	1.1125	1.1401
United States dollar	0.7719	0.7165	0.7585	0.7671	0.7125	0.7403

23. Significant events since balance date

There have been no significant events from 31 March 2005 to the date of this report.

DIRECTORS’ DECLARATION

The directors of Australia and New Zealand Banking Group Limited declare that:

1.             in the directors, opinion the financial statements and notes of the consolidated entity set out on pages 58 to 93 are in accordance with the Corporations Act 2001 (as amended), including:

(a)           that they comply with AASB Standards including AASB 1029 “Interim Financial Reporting”, other AASB authoritative pronouncements, Urgent Issues Group Consensus Views, other mandatory reporting requirements and the Corporations Regulations 2001, and

(b)           that they give a true and fair view of the financial position of the consolidated entity as at 31 March 2005 and of its performance for the half year ended on that date; and

2.             In the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Chairman	Director

26 April 2005

AUDITORS’ REVIEW REPORT AND INDEPENDENCE DECLARATION

Independent review report to the members of Australia and New Zealand Banking Group Limited

Scope

We have reviewed the financial report of Australia and New Zealand Banking Group Limited (“the Company”) for the half year ended 31 March 2005, consisting of the consolidated statement of financial performance, consolidated statement of financial position, statement of changes in equity and consolidated statement of cash flows, accompanying notes and the Directors’Declaration set out on pages 58 to 93.  The financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year.  The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Australian Accounting Standard AASB 1029 “nterim Financial Reporting” and other mandatory financial reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements.  A review is limited primarily to inquiries of Company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation.  The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Australia and New Zealand Banking Group Limited is not in accordance with:

(a)           the Corporations Act 2001, including:

(i)            giving a true and fair view of the consolidated entity’s financial position as at 31 March 2005 and of its performance for the half-year ended on that date; and

(ii)           complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)           Other mandatory professional reporting requirements in Australia.

/s/ KPMG	/s/ Mitch Craig
KPMG	Mitch Craig
Melbourne	Partner

26 April 2005

Lead Auditor’s independence declaration under section 307C of the Corporations Act 2001 (as amended)

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 March 2005 there have been:

(a)           no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 (as amended) in relation to the review; and

(b)           no contraventions of any applicable code of professional conduct in relation to the review.

/s/ Mitch Craig
Mitch Craig
Partner
Melbourne

26 April 2005

DEFINITIONS

Adjusted common equity is Tier 1 capital less preference shares and other Hybrid Capital at current rates and regulatory deductions from total capital.

Business Unit description:

Personal Banking Australia

•      Banking Products manufactures deposit, transaction account and margin lending products.

•      Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

•      Mortgages provides mortgage finance secured by residential real estate in Australia.

•      Regional Commercial and Agribusiness provides a full range of banking services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•      Other includes the branch network, whose costs are fully recovered from product business units, Private Banking, Financial Planning and support costs

Institutional

•      Corporate and Structured Financing provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s Institutional, Corporate and Small Business customers.

•      Institutional Banking manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $100 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•      Markets provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services globally.

•      Trade and Transaction Services provides cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

New Zealand Businesses

•      ANZ Retail operating under the ANZ brand in New Zealand, provides a full range of banking service to personal and business banking customers.

•      NBNZ Retail operating under the National Bank brand in New Zealand, provides a full range of banking services to personal customers from youth through to private banking, and business banking customers with turnover up to NZD5 million.

•      Corporate Banking in New Zealand incorporates the ANZ and NBNZ brands, and provides financial solutions through a relationship management model for medium-sized businesses with a turnover of NZD2 million to NZD100 million.

•      Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

•      NBNZ refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003.  These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited.  NBNZ was reported as a separate business unit until 30 September 2004.

Corporate Australia

•      Business Banking in Australia provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•      Corporate Banking Australia manages customer relationships and develops financial solutions for medium-sized businesses with a turnover of $10 million to $150 million.

•      Small Business Banking in Australia provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

Group Centre

•      Treasury is the banker to all ANZ businesses charged with providing cash flow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, and if positive, net inter business unit fee and net intersegment interest income.

Liquid assets are cash and cash equivalent assets.  Cash equivalent assets are highly liquid investments with short periods to maturity, are readily convertible to cash at ANZ’s option and are subject to an insignificant risk of changes in value.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders. equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Operating expenses exclude charge for doubtful debts

Overseas Markets includes all operations outside of Australia and New Zealand.  The Group’s geographic segments are Australia, New Zealand and Overseas Markets.

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.  Transfer pricing arrangements are reviewed periodically.  The basis of pricing for internal services varies from cost recovery, to market equivalent.  Changes in transfer pricing arrangements in current periods are, to the extent possible, reflected in prior period comparatives to assist comparability.

The profit and loss statement of each business unit includes net inter business unit fees and net inter business unit expenses.  This treatment is consistent with the Group’s strategy of managing along specialist business lines.  Net inter business unit fees includes intra-group receipts or payments for sales commissions.  A product business (for example, Mortgages) will pay a distribution channel (for example, Personal Banking) for product sales.  Both the payment and receipt are shown as net inter business unit fees.  Net inter business unit expenses consist of the charges made to business units for the provision of support services.  Examples of services provided include technology and payments, risk management, finance and human resources management.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

The results of segments may include business units and a support unit.  The services provided by the support unit are allocated to the business units.  As a result of this allocation, the sum of individual profit and loss line items of the business units may not equal the corresponding line item in the profit and loss statement of the segment.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Revenue in business segments includes equity standardised net interest, other operating income and net inter business unit fees.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies

Associates, joint venture entities and investments

Auditors’ Review Report and Independence Declaration

Average balance sheet and related interest

Business Performance Review

Capital adequacy

Changes in the composition of the Group

Contingent liabilities and contingent assets

Consolidated Statement of Cash Flows

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Definitions

Derivative financial instruments

Directors’ Declaration

Directors’ Report

Dividends

Earnings per share

Exchange rates

Financial Highlights

Four year summary by half year

Geographic Segment Performance

Impaired assets

Income

Income tax expense

Interest spreads and net interest average margins

Loan capital

Net loans and advances

Note to the Statement of Cash Flows

Operating expenses

Provisions for doubtful debts

Results Commentary

Segment analysis

Share Capital

Significant events since balance date

Statement of Changes in Equity

US GAAP reconciliation